MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2025

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2025 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the year ended December 31, 2025 which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Los Gatos Silver Mine are presented on an attributable basis calculated on the basis of the Company’s 70% interest in the Los Gatos joint venture and reflect results from January 16, 2025 which is the date of the acquisition by the Company of its interest in the Los Gatos Silver Mine.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 18, 2026 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture), and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA. which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns 100% of the Del Toro Silver Mine to Sierra Madre Gold and Silver Ltd. (“Sierra Madre”). In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC (“First Mint”).

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2025 Annual Report	Page 3

2025 ANNUAL HIGHLIGHTS

Key Performance Metrics	2025	2024	2023	Change '25 vs '24
Operational
Ore Processed / Tonnes Milled	4,003,457	2,686,742	2,901,972	49%
Silver Ounces Produced	15,435,506	8,400,796	10,250,755	84%
Gold Ounces Produced	147,433	156,542	198,921	(6%)
Silver Equivalent ("AgEq") Ounces Produced	31,060,764	21,655,427	26,874,417	43%
Cash Costs per Silver Equivalent Ounce(1)	$15.07	$14.80	$14.49	2%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.17	$21.11	$20.16	0%
Total Production Cost per Tonne(1)	$102.02	$111.03	$127.16	(8%)
Average Realized Silver Price per Ounce(1)	$41.52	$28.26	$23.29	47%

Financial (in $millions)
Revenues	$1,257.2	$560.6	$573.8	124%
Mine Operating Earnings	$450.0	$91.9	$25.6	NM
Earnings before Income Taxes	$395.0	($26.5)	($195.9)	NM
Net Earnings	$211.0	($101.9)	($135.1)	NM
Operating Cash Flows before Working Capital and Taxes	$667.2	$138.6	$99.2	NM
Cash and Cash Equivalents	$793.4	$202.2	$125.6	NM
Total Assets	$4,694.9	$1,979.8	$1,976.4	137%
Total Non-Current Financial Liabilities	$1,062.8	$484.4	$498.1	119%
Working Capital(1)	$733.6	$224.5	$188.9	NM
Earnings (loss) before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$686.1	$127.1	($41.8)	NM
Adjusted EBITDA(1)	$679.1	$143.8	$144.3	NM
Free Cash Flow(1)	$470.6	$107.1	($9.0)	NM

Shareholders
Earnings (loss) per Share ("EPS") - Basic	$0.34	($0.34)	($0.48)	(200%)
Adjusted EPS(1)	$0.46	($0.14)	($0.08)	NM
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Annual Report	Page 4

Operational Highlights

Annual Production Summary	Los Gatos(3)	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(2)	Consolidated
Ore Processed / Tonnes Milled	867,467	928,352	1,101,613	1,106,025	—	4,003,457
Silver Ounces Produced	5,869,370	5,385,150	1,416,862	2,764,123	—	15,435,506
Gold Ounces Produced	3,121	55,724	88,107	137	342	147,433
Silver Equivalent Ounces Produced	8,906,267	10,240,773	9,114,483	2,776,460	22,781	31,060,764
Cash Costs per Silver Equivalent Ounce(1)	$12.91	$14.97	$14.36	$23.61	NM	$15.07
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$15.15	$19.62	$17.96	$29.26	NM	$21.17
Total Production Cost per Tonne(1)	$94.34	$159.29	$104.73	$57.26	N/A	$102.02
NM - Not meaningful
(1)See "Non-GAAP Measures" for further details of these measures.
(2)On March 20, 2023, the Company decided to temporarily suspend all mining activities at Jerritt Canyon. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended. In-circuit recovery efforts performed at Jerritt Canyon during 2025 resulted in production of 342 gold ounces.
(3)All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of Los Gatos Mine.

•Met upwardly revised production guidance: With full year 2025 production of 31.1 million silver equivalent ounces (32.3 million AgEq ounces using the Company's updated 2025 guidance assumptions for metal prices) including 15.4 million ounces of silver (guidance range: 14.8 – 15.8 million ounces), 147,433 ounces of gold (guidance range: 135,000 – 144,000 ounces), 56.7 million pounds of zinc (guidance range: 52 – 56 million pounds) and 32.3 million pounds of lead (guidance range: 33 – 35 million pounds), the Company met or exceeded both its original and July 2025 upwardly revised production guidance as a result of solid operating execution across all four producing mines in 2025.

Los Gatos drove an attributable production increase of 8.9 million AgEq ounces, while production increased by 18% at La Encantada and 16% at San Dimas compared to the prior year. At La Encantada, AgEq growth reflected improved ore flow as a result of higher mine development rates supported by management initiatives and a new development contractor, while San Dimas benefited from higher throughput and silver grades.

•Acquisition of Gatos Silver, Inc.: On January 16, 2025, the Company completed the acquisition of Gatos Silver, inc. ("Gatos") adding a 70% joint venture interest in the Los Gatos underground silver mine in Chihuahua, Mexico to its portfolio of assets (see news release dated January 16, 2025). The Los Gatos operation was successfully integrated into First Majestic's existing portfolio in 2025.
•Record Consolidated Silver Production: First Majestic produced 15.4 million ounces of silver in 2025, a new annual record for the Company, and an 84% increase from the prior year. The significant jump in silver production can be attributed to the acquisition of Los Gatos, as well as a 19% increase in production at San Dimas and an 18% increase in production at La Encantada.
•Another High-Grade Gold and Silver Discovery: On May 28, 2025, the Company announced the discovery of a new, high-grade gold and silver vein - Santo Niño - at the Santa Elena property, approximately 900 metres (“m”) from the Santa Elena plant. This followed the Company’s 2024 discovery of the Navidad/Winter vein hosted system at Santa Elena. Additional drilling at Santo Niño since the discovery announcement has substantially expanded the footprint of gold and silver mineralization (see news release dated December 15, 2025). A maiden Inferred Mineral Resource estimate for Santo Niño is expected to be included in the Company’s Annual Information Form for the year ended December 31, 2025, which will be filed at the end of Q1 2026. At Los Gatos ongoing exploration drilling intersected significant silver and base metals mineralization across all three zones tested: South-East Deeps, Central Deeps and North-West Deeps highlighting continuity of mineralization in areas previously thought to be barren, the results highlight potential Resource upside (see news release dated September 3, 2025). Finally, drilling at San Dimas intersected significant gold and silver mineralization in multiple veins across the property (Elia, Sinaloa, Roberta, Santa Teresa and Coronado) in a variety of targets (Resource conversion, Resource addition and early exploration, news release dated August 18 2025).

•Record Revenues at First Mint: Total revenues for First Mint during 2025 were $49.4 million, representing a significant increase compared to revenues of $16.0 million in 2024.
•Inventory: The Company held 463,156 silver ounces and 2,808 gold ounces in finished goods inventory as at December 31, 2025, inclusive of coins and bullion. The fair market value of this inventory as at December 31, 2025 was $33.2 million for silver and $12.1 million for gold, which was not included in revenue during the year.

First Majestic Silver Corp. 2025 Annual Report	Page 5

•Safety Performance: The consolidated Total Reportable Incident Frequency Rate (“TRIFR”) for 2025 was 0.55, below the Company’s 2025 target KPI of 0.70. The Lost Time Incident Frequency Rate (“LTIFR”) was 0.12, positioning the Company as best in class amongst its peer group. As a result of the Company’s continued industry leading safety efforts, Santa Elena was recognized for “Excellence in Safety” by the Mexican Mining Chamber, in the Underground Mining category with more than 500 workers.
•Cash cost1: Cash cost per AgEq ounce for the year was $15.07, representing a 2% increase compared to $14.80 per ounce in the prior year. While underlying operating performance improved, the higher cash cost per AgEq ounce was primarily influenced by the strong outperformance of silver prices relative to gold, lead and zinc throughout 2025 which resulted in a lower AgEq conversion ratio for by-product metals. This lower AgEq ratio reduced the number of reported AgEq ounces attributed to by-product production, making cash costs per AgEq ounce appear higher and less favourable despite strong performance and economic fundamentals. However, as a primary silver producer, this price environment is favourable and strengthens the Company's overall economics. Additionally, higher metal prices and increasing production contributed to higher royalties and increased worker participation costs, causing an increase in cash costs. Finally, the modest year-over-year increase in cash cost was impacted by lower AgEq production at Santa Elena, primarily due to reduced silver and gold grades from the deeper levels of the Ermitaño mine, in line with the mine plan.

•All-in sustaining cost ("AISC")1: AISC per AgEq ounce in the year was $21.17, representing a slight increase compared to $21.11 in the prior year. The increase in AISC per AgEq ounce was mainly due to the impacts on cash costs as described above. This was offset by a decrease in corporate general and administrative ("G&A") expenses per AgEq ounce compared to 2024, reflecting restructuring efforts implemented to optimize the workforce and reduce labour costs.
Financial Highlights
•Record Treasury and Working Capital Position: The Company ended the year with a record $937.7 million cash in treasury, representing a significant increase compared to $308.3 million at the end of 2024, and the highest treasury position in the Company’s history. Cash in treasury includes $144.3 million that is held in restricted cash, representing a 36% increase when compared to $106.1 million as at December 31, 2024. Further, working capital reached a record high of $733.6 million, excluding $144.3 million in restricted cash, a significant improvement compared to $404.8 million as at December 31, 2024. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Record Revenue: The Company generated record revenue of $1,257.2 million in 2025, representing a 124% increase compared to $560.6 million in 2024. This significant revenue growth was driven by a higher average realized silver price of $41.52 per AgEq ounce, which represented a 47% increase when compared to 2024 and resulted in revenues increasing by $399.7 million. Revenues also increased due to a 50% increase in the total number of payable AgEq ounces sold compared to 2024. This was mainly driven by the addition of Los Gatos, which contributed $489.8 million in revenue during the year. Improved production at San Dimas contributed $301.6 million in revenue, representing a 52% increase compared to $198.2 million in revenue from San Dimas in 2024. Additional contributions came from Santa Elena, which contributed $346.4 million in revenue, representing a 20% increase when compared to $288.2 million in revenue from Santa Elena in 2024. Finally, La Encantada contributed $100.9 million in revenue, representing a 54% increase when compared to $65.3 million in revenue from La Encantada in 2024, driven by strong operational performance. The total revenue increase resulting from the increase in payable AgEq ounces sold was $301.8 million. Additionally, record sales at First Mint contributed $49.4 million in revenue, representing a significant increase compared to revenues of $16.0 million from First Mint in 2024, at an average silver price of $46.32 per ounce for the year.
•Record Mine operating earnings: During the year, the Company recognized mine operating earnings of $450.0 million, representing a significant increase compared to $91.9 million in 2024. The increase was primarily driven by the addition of Los Gatos, which contributed $203.4 million in mine operating earnings in the year. Continued operational improvements at San Dimas resulted in mine operating earnings of $66.2 million, a significant improvement compared to a $9.0 million loss in 2024. The remaining sites contributed $180.5 million in mine operating earnings, representing a 79% increase compared to $100.9 million in 2024. Mine operating earnings during the year also benefited from a higher average realized silver price per AgEq ounce compared to 2024. The increase in mine operating earnings was partially offset by higher maintenance costs across all operational mine sites along with higher worker participation costs due to higher metal prices and improved production. Mine operating earnings were further impacted by a higher

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Annual Report	Page 6

non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. The Company's operating earnings are inclusive of $183.3 million in non-cash depletion expense.
•Record Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the year was $667.2 million, representing a significant increase compared to $138.6 million in 2024. This improvement was primarily driven by an increase in mine operating earnings, excluding depletion, depreciation and amortization of $497.6 million resulting from strong performance at San Dimas, Los Gatos, and La Encantada.
•Record EBITDA1: EBITDA for the year ended December 31, 2025 was $686.1 million, a significant improvement compared to $127.1 million in 2024. The increase in EBITDA was primarily attributable to improved mine operating earnings in 2025 as compared to 2024, along with a gain on the reversal of impairment of $20.3 million following the announced proposed sale of the Company's subsidiary that owns the Del Toro Silver Mine during the year.
•Record Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as an impairment reversal, unrealized gains on marketable securities, a gain on settlement of senior convertible notes, share based payments, restructuring costs, acquisition costs and abnormal maintenance costs for the year ended December 31, 2025 was $679.1 million, a significant improvement compared to $143.8 million in 2024.
•Record Net Earnings: Net earnings for the year were $211.0 million (EPS of $0.34), representing a significant increase compared to a net loss of $101.9 million (EPS of ($0.34)) in 2024. The increase in net earnings was primarily driven by the $358.1 million increase in mine operating earnings, a non-cash deferred income tax recovery of $89.1 million (EPS of $0.19), compared to a non-cash deferred income tax expense of $43.4 million (EPS of ($0.15)) in 2024, and an impairment reversal of $20.3 million (EPS of $0.04) related to the proposed sale of Del Toro. This was partially offset by a non-cash current income tax expense of $273.1 million (EPS of ($0.57), compared to $32.0 million (EPS of ($0.11)) in 2024, and a non-cash depletion and depreciation expense of $263.4 million (EPS of ($0.55)), compared to $124.0 million (EPS of ($0.42)) in 2024, primarily driven by the addition of Los Gatos and higher production at La Encantada and San Dimas. Net earnings during the year did not include $126.8 million in gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.
•Record Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as deferred income tax, an impairment reversal on the proposed sale of Del Toro, unrealized gains on marketable securities, a gain on settlement of senior convertible notes, share based payments, a tax provision relating to the 2012 reassessment for PEM (Refer to Note 24 of the financial statements), restructuring costs, acquisition costs and abnormal maintenance costs for the year ended December 31, 2025 was $216.0 million (Adjusted EPS of $0.46), compared to an adjusted net loss of $41.8 million (Adjusted EPS of ($0.14)) in 2024.
•Capital Expenditures: The Company’s attributable capital expenditures in the year were $191.7 million ($212.8 million on a 100% basis) representing a 51% increase compared to $127.3 million in 2024 driven by the addition of the Los Gatos mine, along with the Company's continued focus on growth and mine development in line with its updated 2025 guidance. Total attributable capital expenditures consisted of $82.8 million for underground development (2024 - $54.2 million), $59.5 million in property, plant and equipment ("PP&E") (2024 - $27.2 million) and $43.8 million in exploration (2024 - $46.0 million). On a 100% basis, these amounts were $92.5 million, $67.2 million, and $47.6 million relating to underground development, PP&E and exploration, respectively. Capital expenditures also included $5.0 million related to the investment in First Mining following the Amended Springpole Stream Agreement ($4.2 million related to capital expenditures), and $1.4 million related to corporate projects.

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Annual Report	Page 7

Corporate Update:
•Sale of the Del Toro Silver Mine: On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns 100% of the Del Toro Silver Mine (“Del Toro”) to Sierra Madre for total consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in common shares of Sierra Madre (“Sierra Madre Shares”) at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre’s option, Sierra Madre Shares. Closing of the transaction is conditional upon Sierra Madre completing a concurrent private placement financing of at least CAD$40 million in gross proceeds and other customary conditions, including approval of the TSXV, Mexican Antitrust approval and approval by the disinterested shareholders of Sierra Madre. The financing closing condition has been satisfied, as Sierra Madre announced the closing of a $57.5 million private placement financing of subscription receipts on January 30, 2026.

•Senior Management Update: As part of First Majestic’s continued growth strategy and ongoing succession planning, Mani Alkhafaji was promoted to the new role of President & Chief Corporate Development Officer of First Majestic, with Keith Neumeyer continuing to serve as Chief Executive Officer of First Majestic, and both of these changes were effective as of January 1, 2026.

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2025 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2025-Q4	2025-Q3	Change Q4 vs Q3	2024-Q4	Change Q4 vs Q4
Operational(2)
Ore Processed / Tonnes Milled	1,058,276	997,002	6%	745,124	42%
Silver Ounces Produced	4,165,334	3,863,673	8%	2,353,865	77%
Gold Ounces Produced	41,417	35,681	16%	39,506	5%
Silver Equivalent ("AgEq") Ounces Produced	7,845,686	7,651,058	3%	5,713,289	37%
Cash Costs per Silver Equivalent Ounce(1)	$16.66	$14.83	12%	$13.82	21%
All-in Sustaining Cost per Silver Equivalent Ounce ("AISC")(1)	$23.48	$20.90	12%	$20.34	15%
Total Production Cost per Tonne(1)	$103.07	$102.53	1%	$96.63	7%
Average Realized Silver Price per Silver Equivalent Ounce(1)	$58.96	$39.03	51%	$30.80	91%

Financial (in $millions)
Revenues	$463.9	$285.1	63%	$172.3	169%
Mine Operating Earnings	$237.8	$99.1	140%	$48.2	NM
Net Earnings (Loss)	$105.2	$43.0	145%	($13.5)	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$301.0	$141.3	113%	$62.4	NM
Capital Expenditures	$53.8	$52.1	3%	$36.1	49%
Cash and Cash Equivalents	$793.4	$435.4	82%	$202.2	NM
Total Assets	$4,694.9	$4,235.5	11%	$1,979.8	137%
Total Non-Current Financial Liabilities	$1,062.8	$1,000.1	6%	$484.4	119%
Working Capital(1)	$733.6	$542.4	35%	$224.5	NM
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$338.8	$128.6	163%	$62.0	NM
Adjusted EBITDA(1)	$305.4	$138.6	120%	$64.8	NM
Free Cash Flow(1)	$250.4	$98.8	153%	$68.4	NM

Shareholders
Earnings (loss) per Share ("EPS") – Basic & Diluted	$0.17	$0.06	183%	($0.04)	NM
Adjusted EPS(1)	$0.30	$0.07	NM	$0.03	NM
NM - Not meaningful.

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of Los Gatos.

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Fourth Quarter Production Summary	Los Gatos (1)(4)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon (3)	Consolidated
Ore Processed / Tonnes Milled	226,900	283,721	243,807	303,848	—	1,058,276
Silver Ounces Produced	1,491,235	358,185	1,315,711	1,000,203	—	4,165,334
Gold Ounces Produced(3)	894	25,083	15,066	32	342	41,417
Silver Equivalent Ounces Produced(3)	2,091,621	2,279,397	2,449,162	1,002,725	22,781	7,845,686
Cash Costs per Silver Equivalent Ounce (2)	$16.12	$15.97	$16.25	$19.72	NM	$16.66
All-in Sustaining Cost per Silver Equivalent Ounce (2)	$18.81	$19.44	$21.62	$25.95	NM	$23.48
Total Production Cost per Tonne (2)	$103.74	$102.65	$153.97	$62.11	N/A	$103.07
NM - Not meaningful.

1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
3.Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q4 2025 resulted in production of 342 gold ounces or 22,781 AgEq ounces at Jerritt Canyon.
4.AgEq ounces for the Los Gatos Silver Mine include 14,238,927 lbs. zinc, 8,108,949 lbs. lead and 235,886 lbs. copper (70% attributable basis).

Fourth Quarter Operational Highlights

•Record Quarterly Silver Production: The Company produced 4.2 million silver ounces in the fourth quarter of 2025, representing a 77% increase when compared to 2.4 million silver ounces produced in the fourth quarter of 2024. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos.
•Increased Silver Equivalent Production: The Company produced 7.8 million AgEq ounces in the fourth quarter of 2025 (8.9 million AgEq ounces using the Company's updated 2025 guidance assumptions for metal prices), representing a 37% increase compared to 5.7 million AgEq ounces produced in Q4 2024. This growth was primarily driven by a 77% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as improved production at San Dimas.
•Record Quarterly Revenues at First Mint: Total revenues for First Mint during the fourth quarter of 2025 were $22.7 million, representing a 150% increase compared to revenues of $9.1 million in the fourth quarter of 2024. The average realized silver price for the quarter was $69.74 per ounce, representing a 127% increase compared to the average realized silver price of $30.76 per ounce in the fourth quarter of 2024.
•Continued Active Exploration Program: During the fourth quarter, the Company completed a total of 57,305 m of drilling across its mines in Mexico and the United States. During the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, six rigs at Santa Elena, 13 rigs at San Dimas, one rig at La Encantada and two rigs at Jerritt Canyon.
•Cash Costs: Cash costs per attributable payable AgEq ounce for the quarter were $16.66, representing a 21% increase when compared with $13.82 per ounce in the fourth quarter of 2024. This increase in cash costs was primarily attributed to an increase in mining and milling costs due to higher mining and throughput rates. Additionally, higher metal prices and increasing production contributed to higher royalties and increased worker participation costs, causing an increase in cash costs. Despite the improvement in production, AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs per AgEq ounce. Cash costs during the quarter were also impacted by the strengthening of the Mexican peso against the US dollar, which averaged 9% stronger relative to the US dollar, compared to the fourth quarter of 2024.

•AISC: AISC per attributable payable AgEq ounce in the fourth quarter was $23.48, an increase of 15% compared to $20.34 per ounce in the fourth quarter of 2024. This increase was primarily attributable to the increase in cash cost, as previously mentioned. The increase in AISC was partially offset by a decrease in corporate G&A expenses per AgEq ounce compared to the fourth quarter of 2024, reflecting restructuring efforts implemented to optimize the workforce and reduce labour costs.

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Fourth Quarter Financial Highlights
•Record Quarterly Revenue: In the fourth quarter, the Company generated a fourth consecutive quarterly revenue record of $463.9 million, representing a 169% increase compared to $172.3 million in the fourth quarter of 2024. The higher revenues were largely driven by a higher average realized silver price per AgEq ounce of $58.96, which represented a 91% increase when compared to the fourth quarter of 2024 and resulted in revenues increasing by $221.9 million. The revenue growth was also driven by a 33% increase in payable AgEq ounces sold, mainly due to the addition of Los Gatos, which contributed $187.4 million in revenue. Improved production at San Dimas contributed $105.2 million in revenue, representing an 87% increase compared to $56.1 million in revenue from San Dimas in the fourth quarter of 2024. Additional contributions came from Santa Elena, which contributed $116.8 million in revenue, representing a 36% increase compared to $86.2 million in revenue from Santa Elena in the fourth quarter of 2024, and the strong performance at La Encantada which contributed $41.2 million in revenue, representing a 64% increase compared to $25.2 million in revenue from La Encantada the fourth quarter of 2024. The total revenue increase resulting from an increase in payable AgEq ounces sold was $72.5 million.
•Record Mine Operating Earnings: The Company achieved record mine operating earnings of $237.8 million, a significant improvement compared to mine operating earnings of $48.2 million in the fourth quarter of 2024. The increase was driven primarily by the addition of the Los Gatos mine, which contributed $106.8 million in mine operating earnings in the fourth quarter. Strong performance at San Dimas, Santa Elena and La Encantada contributed additional mine operating earnings of $37.1 million, $25.2 million, and $11.4 million, respectively, compared to the fourth quarter of 2024. Mine operating earnings during the quarter also benefited from a higher average realized silver price per AgEq ounce compared to the fourth quarter of 2024. Mine operating earnings were partially offset by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. The Company's operating earnings are inclusive of $49.0 million in non-cash depletion expense.
•Record Cash Flow from Operations: Operating cash flow before changes in working capital and taxes paid in the quarter was $301.0 million, representing a significant increase in operating cash flow compared to $62.4 million in the fourth quarter of 2024. This improvement was primarily driven by an increase in mine operating earnings, excluding depletion, depreciation and amortization of $227.3 million resulting from strong performance at San Dimas and Los Gatos.
•Record EBITDA1: EBITDA for the quarter was $338.8 million, representing a significant increase compared to $62.0 million in the fourth quarter of 2024. The increase in EBITDA was primarily attributable to improved mine operating earnings in the fourth quarter of 2025 as compared to the same period in 2024, along with a gain on the reversal of impairment of $20.3 million following the announced proposed sale of Del Toro during the quarter.
•Record Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as an impairment reversal, unrealized gains on marketable securities, a gain on the settlement of senior convertible notes, and share based payments for the year ended 2025 was $305.4 million, representing a significant increase compared to $64.8 million in the fourth quarter of 2024.
•Record Quarterly Net Earnings: Net earnings for the quarter were $105.2 million (EPS of $0.17), representing a significant increase compared to a net loss of $13.5 million (EPS of ($0.04)) in the fourth quarter of 2024. The increase in net earnings was primarily attributed to the higher mine operating earnings, a non-cash deferred income tax recovery of $52.5 million (EPS of $0.11), compared to a non-cash deferred income tax expense of $18.3 million (EPS (($0.06)) in the fourth quarter of 2024, and a one-time $20.3 million reversal of impairment (EPS of $0.04) related to the proposed sale of Del Toro. This was partially offset by a non-cash current income tax expense of $209.0 million (EPS of ($0.43)), compared to $15.3 million (EPS of ($0.05)) in 2024, a non-cash depletion and depreciation expense of $72.4 million (EPS of ($0.15)), compared to $34.7 million (EPS of ($0.11)) in the fourth quarter of 2024, primarily driven by higher production and the addition of Los Gatos. Net earnings did not include $41.9 million in gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.
•Record Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as an impairment reversal, unrealized gains on marketable securities, a gain on debt settlement of senior convertible notes, the tax provision relating to the 2012 reassessment for PEM (Refer to Note 24 of the Financial statements), share-based payments and deferred income tax was $144.4 million (adjusted EPS of $0.30), compared to an adjusted net earnings of $7.6 million (adjusted EPS of $0.03) in the fourth quarter of 2024.

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Annual Report	Page 11

•Capital Expenditures: The Company’s attributable capital expenditures in the fourth quarter were $48.2 million ($53.8 million on a 100% basis), representing a 33% increase compared to $36.1 million in total capital expenditures in the fourth quarter of 2024 driven by the addition of the Los Gatos mine, along with the Company's continued focus on growth and mine development in line with its updated 2025 guidance. Total attributable capital expenditures consisted of $21.6 million in PP&E (2024 - $10.7 million), $13.5 million in underground development (2024 - $13.6 million), and $13.2 million in exploration (2024 - $11.9 million). On a 100% basis, these amounts totalled $24.1 million, $15.6 million, and $14.1 million relating to PP&E, underground development, and exploration, respectively.

First Majestic Silver Corp. 2025 Annual Report	Page 12

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos holds a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (the “Acquisition Date”), the total consideration for the Gatos acquisition was $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

First Majestic Silver Corp. 2025 Annual Report	Page 13

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Los Gatos shareholders with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 DSUs and RSUs of Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Options of Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common shares on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

First Majestic Silver Corp. 2025 Annual Report	Page 14

The following table summarizes the purchase price allocated to the identifiable assets and liabilities of Gatos based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements amounting to $7.8 million.

Financial and operating results of Gatos are included in the Company’s consolidated financial statements effective January 16, 2025. During the year ended December 31, 2025, the acquisition of Gatos contributed $489.8 million in revenues and $151.5 million in net earnings to the Company’s financial results since January 16, 2025.

Had the business combination been effective as at January 1, 2025, the Company's pro forma revenues and net earnings for the year ended December 31, 2025 would have been $1,274.7 million and $214.2 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed during the year.

First Majestic Silver Corp. 2025 Annual Report	Page 15

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2025 Annual Report	Page 16

2026 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s updated production outlook and cost guidance for 2026. These are forward-looking estimates and are subject to the cautionary note at the end of this MD&A regarding the risks associated with relying on forward-looking statements. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

In 2026, the Company expects to achieve total attributable production from its four operating mines in Mexico of between 13.0 to 14.4 million ounces of silver, 116,000 to 129,000 ounces of gold, 52.4 to 58.2 million pounds of zinc, 34.2 to 38.1 million pounds of lead, and 1.1 to 1.3 million pounds of copper. The decrease in forecasted production relative to 2025 is partially driven by lower metal grades resulting from a reduced cut-off grade due to improved economics as a result of higher forecasted metal prices in 2026, partially offset by higher throughput with mill and mine throughput expansion projects currently underway, with anticipated completion in H2 2026.

A mine-by-mine breakdown of the Company's 2026 production and cost guidance is included in the table below.

2026 Full Year Mine-by-Mine Guidance

Operation:	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Copper Lbs (M)	Cash Cost ($ per AgEq Oz)[2]	AISC ($ per AgEq Oz)[2]
Los Gatos (70%), Mexico	4.8 – 5.4	2.9 – 3.1	34 – 38	52 – 58	1.1 – 1.3	14.88 – 15.62	18.01 – 19.04
Santa Elena, Mexico	1.3 – 1.5	64 – 71	—	—	—	20.04 – 21.06	24.90 – 26.40
San Dimas, Mexico	4.0 – 4.4	49 – 55	—	—	—	18.55 – 19.56	24.63 – 26.30
La Encantada, Mexico	2.8 – 3.1	—	—	—	—	24.20 – 25.52	30.54 – 32.50
Operations Total	13.0 – 14.4	116 – 129	34 – 38	52 – 58	1.1 – 1.3	$18.64 – $19.62	$23.81 – $25.31

Corporate:
Corp. G&A and Services	—	—	—	—	—	—	2.34 – 2.60
Total:
Total Consolidated	13.0 – 14.4	116 – 129	34 – 38	52 – 58	1.1 – 1.3	$18.64 – $19.62	$26.15 – $27.91
1.Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences.
2.Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

For 2026, the Company will report cash costs and all-in sustaining costs (“AISC”) guidance on a cost per unit basis, using a fixed gold-to-silver ratio of 75:1 with the following metal price assumptions: silver: $52.00/oz, gold: $3,900/oz, lead: $0.90/lb., zinc: $1.35/lb., copper: $4.80/lb. The foreign currency assumption is MXN:USD 18.25:1.
The Company is projecting its 2026 consolidated AISC to be $26.15 to $27.91 on a per consolidated payable AgEq ounce basis. Although strong silver production and higher silver prices improve overall economics, the lower AgEq conversion ratio used in reporting reduces the number of AgEq ounces over which costs are allocated. As a result, reported cash costs and AISC per AgEq ounce appear higher, despite stronger underlying economics. Applying the Company's 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, 2026 AISC would be approximately $23.60 per AgEq ounce, at the mid-point.

First Majestic Silver Corp. 2025 Annual Report	Page 17

Excluding non-cash items, the Company anticipates its 2026 AISC to be within the range of $25.45 to $27.14 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2026 ($ per AgEq oz)

Total Cash Costs per Payable Silver Ounce	18.64 – 19.62
General and Administrative Costs	1.85 – 2.05
Sustaining Development Costs	0.85 – 0.90
Sustaining Property, Plant and Equipment Costs	1.64 – 1.82
Profit Sharing	1.63 – 1.81
Lease Payments	0.84 – 0.94
Share-based Payments (non-cash)	0.50 – 0.55
Accretion and Reclamation Costs (non-cash)	0.20 – 0.22
All-In Sustaining Costs (AgEq Oz)	$26.15 – $27.91
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	$25.45 – $27.14
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2.Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.55 to $2.82 per AgEq ounce.

CAPITAL INVESTMENTS IN 2026

In 2026, the Company plans to invest between $213 million to $236 million in capital expenditures consisting of $58 million to $66 million for sustaining activities and $154 million to $171 million for expansionary projects. This represents an approximate 16% increase compared to the 2025 revised capital expenditure guidance of $193 million and is aligned with the Company’s future growth strategy of increasing exploration and development activities.

Key initiatives include plant expansion at Santa Elena to 3,500 tpd, mine throughput increase at Los Gatos to 4,000 tpd, ongoing studies and early-stage mine development at the Navidad and Santo Niño discoveries, and the acquisition of the remaining haulage fleet at La Encantada to support higher mining and throughput rates. These investments are fully aligned with the Company’s long-term growth strategy.

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	19 – 22	66 – 73	85 – 94
Exploration	—	41 – 45	41 – 45
Property, Plant and Equipment	37 – 41	34 – 38	71 – 79
Corporate Projects	2 – 3	13 – 15	16 – 18
Total	$58 – $66	$154 – $171	$213 – $236

The Company is planning approximately 266,000 m of exploration drilling in 2026, representing another year of significant exploration after the 265,057 m of exploration drilling completed in 2025. The 2026 drilling program is expected to consist of:

•At San Dimas, approximately 117,000 m of drilling is planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Mineral Resources along known veins, converting Inferred to Indicated Mineral Resources and identifying new veins in locations where post mineral cover has deferred work to date. Additionally, the exploration team anticipates returning to the Tayoltita, El Cristo, and Santa Rita areas where little to no exploration has taken place in several years.

First Majestic Silver Corp. 2025 Annual Report	Page 18

•At Santa Elena, approximately 78,000 m of drilling is planned. Drilling at Santa Elena is expected to focus on converting Inferred to Indicated Mineral Resources at the Santo Niño Discovery, continuing to drill test extensions of the Navidad and Santo Niño projects and testing several greenfield targets within a 10-kilometre radius around the processing plant where a new geologic understanding of district geology has highlighted the presence of large areas with exploration upside.

•At Los Gatos, approximately 61,000 m of drilling is planned. Exploration is expected to be split between testing new areas which have the potential to host large volumes of mineralization and infill drilling at the recently identified NW and Central Deeps mineralization.

The Company plans to complete approximately 50,000 m of underground development in 2026, compared to 40,514 m completed in 2025. The 2026 development program consists of approximately 22,000 m at San Dimas, 7,200 m at Santa Elena, 12,000 m at Los Gatos, and 8,700 m at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez, Roberta and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño, Luna and the Santa Elena veins. At the Los Gatos district, development is to take place in all segments (NW, Central and SE) of the mine. At La Encantada, the Company plans to continue to develop the Ojuelas and Milagros ore bodies for 2026 production.

Management may revise the Company’s guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2026 guidance will prove to be accurate. For further details regarding relevant risks, including those related to the allocation of capital by the Company, see the section entitled "Risk Factors” in the Company’s most recently filed AIF.

First Majestic Silver Corp. 2025 Annual Report	Page 19

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2025				2024
PRODUCTION HIGHLIGHTS	Q4	Q3	Q2	Q1(3)	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
Los Gatos (70%)(2)	226,900	213,262	233,480	193,825	—	—	—	—
Santa Elena	283,721	277,858	269,830	270,203	271,783	259,919	256,427	224,394
San Dimas	243,807	234,156	219,198	231,190	219,388	195,279	183,188	178,957
La Encantada	303,848	271,726	281,296	249,155	253,953	223,200	234,955	185,298
Consolidated	1,058,276	997,002	1,003,804	944,373	745,124	678,397	674,570	588,651

Silver equivalent ounces produced
Los Gatos (70%)(2)	2,091,621	2,125,666	2,436,722	2,252,258	—	—	—	—
Santa Elena	2,279,397	2,256,695	2,318,618	2,259,772	2,719,702	2,685,375	2,580,497	2,280,739
San Dimas	2,449,162	2,690,893	2,464,029	2,636,689	2,235,407	2,110,905	2,114,072	2,364,875
La Encantada	1,002,725	577,803	632,942	562,990	758,181	550,042	589,060	459,110
Jerritt Canyon(4)	22,781	—	—	—	—	144,093	5,811	57,559
Consolidated	7,845,686	7,651,058	7,852,311	7,711,709	5,713,289	5,490,416	5,289,439	5,162,283

Silver ounces produced
Los Gatos (70%)(2)	1,491,235	1,408,467	1,524,949	1,444,719	—	—	—	—
Santa Elena	358,185	412,669	306,224	339,784	406,009	376,203	376,947	355,205
San Dimas	1,315,711	1,467,344	1,242,717	1,359,378	1,191,893	1,046,340	1,141,906	1,163,792
La Encantada	1,000,203	575,193	628,105	560,622	755,963	545,031	585,329	456,179
Consolidated	4,165,334	3,863,673	3,701,995	3,704,503	2,353,865	1,967,574	2,104,181	1,975,176

Gold ounces produced
Los Gatos (70%)(2)	894	727	706	794	—	—	—	—
Santa Elena	25,083	20,979	20,637	21,408	27,216	27,435	27,176	21,713
San Dimas	15,066	13,945	12,472	14,241	12,264	12,582	12,043	13,543
La Encantada	32	30	49	26	26	—	—	—
Jerritt Canyon(4)	342	—	—	—	—	1,684	74	647
Consolidated	41,417	35,681	33,864	36,469	39,506	41,701	39,293	35,903

Cash cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$16.12	$12.51	$12.44	$10.82	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$15.97	$15.00	$13.57	$12.92	$10.99	$11.96	$12.25	$12.13
San Dimas (per AgEq Ounce)	$16.25	$14.29	$15.66	$13.82	$15.14	$16.50	$16.66	$15.81
La Encantada (per AgEq Ounce)	$19.72	$24.06	$27.19	$26.03	$20.01	$25.24	$23.69	$25.22
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$1,491	$1,186	$1,260
Consolidated (per AgEq Ounce)	$16.66	$14.83	$15.08	$13.68	$13.82	$15.17	$15.29	$15.00

All-in sustaining cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$18.81	$15.36	$13.70	$13.07	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$19.44	$18.32	$18.58	$15.46	$13.54	$14.38	$15.07	$14.70
San Dimas (per AgEq Ounce)	$21.62	$19.36	$20.10	$17.57	$20.63	$21.44	$21.78	$20.49
La Encantada (per AgEq Ounce)	$25.95	$29.72	$31.94	$31.68	$25.34	$30.10	$27.87	$31.64
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$1,491	$1,186	$1,260
Consolidated (per AgEq Ounce)	$23.48	$20.90	$21.02	$19.24	$20.34	$21.03	$21.64	$21.53

Production cost per tonne
Los Gatos(2)	$103.74	$96.29	$91.65	$84.46	$—	$—	$—	$—
Santa Elena	$102.65	$114.79	$107.02	$94.28	$91.11	$107.80	$107.47	$120.22
San Dimas	$153.97	$154.35	$173.88	$156.10	$149.49	$168.45	$193.02	$200.72
La Encantada	$62.11	$50.26	$58.53	$57.56	$56.88	$60.86	$57.11	$67.80
Consolidated	$103.07	$102.53	$104.45	$97.71	$96.63	$109.81	$113.16	$128.23
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of Los Gatos Mine.
(3) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.
(4) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed at Jerritt Canyon in 2025 resulted in production of 342 ounces of gold (22,781 AgEq ounces) in Q4.

First Majestic Silver Corp. 2025 Annual Report	Page 20

Operating Results – Consolidated Operations

CONSOLIDATED	2025-Q4	2024-Q4	Change Q4 vs Q4	2025-YTD	2024-YTD	Change '25 vs '24

Ore processed/tonnes milled	1,058,276	745,124	42%	4,003,457	2,686,742	49%

Production
Silver ounces produced	4,165,334	2,353,865	77%	15,435,506	8,400,796	84%
Gold ounces produced	41,417	39,506	5%	147,433	156,542	(6%)
Pounds of lead produced	8,108,949	—	100%	32,264,292	—	100%
Pounds of zinc produced	14,238,927	—	100%	56,690,291	—	100%
Pounds of copper produced	235,886	—	100%	920,509	—	100%
Silver equivalent ounces produced	7,845,686	5,713,289	37%	31,060,764	21,655,427	43%

Cost
Cash cost per AgEq Ounce(1)	$16.66	$13.82	21%	$15.07	$14.80	2%
All-in sustaining costs per AgEq Ounce(1)	$23.48	$20.34	15%	$21.17	$21.11	0%
Total production cost per tonne(1)	$103.07	$96.63	7%	$102.02	$111.03	(8%)

Underground development (m)	8,379	8,716	(4%)	40,514	32,047	26%
Exploration drilling (m)	57,305	49,183	17%	264,363	182,923	45%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
During the year, the Company produced 31.1 million attributable AgEq ounces, consisting of 15.4 million ounces of silver and 147,433 ounces of gold, representing an 84% increase and 6% decrease, respectively, compared to 8.4 million ounces of silver and 156,542 ounces of gold in 2024. Additionally, attributable production reached 32.3 million pounds of lead, 56.7 million pounds of zinc and 920,509 pounds of copper during the year. Total silver production in the year included 5.9 million ounces of attributable silver production from Los Gatos. Production at San Dimas increased by 16% compared to 2024 due to increased throughput and higher silver grades during the year. La Encantada's operations improved during the year resulting in an 18% increase in total silver production compared to 2024 primarily due to increases in processed ore and higher silver recoveries, primarily due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor. The decrease in gold production was primarily driven by a 15% decrease at Santa Elena primarily due to lower grade ore from the lower levels of the Ermitaño mine, as expected under the 2025 mining plan.

Total attributable production in the fourth quarter of 2025 was 7.8 million AgEq ounces, consisting of 4.2 million ounces of silver, and 41,417 ounces of gold. These represent a 37% increase, a 77% increase, and a 5% increase, respectively, compared to 5.7 million AgEq ounces, 2.4 million ounces of silver and 39,506 ounces of gold in the fourth quarter of 2024. Additionally, attributable production reached 8.1 million pounds of lead and 14.2 million pounds of zinc and 235,886 pounds of copper during the quarter. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos. Production at San Dimas increased by 10% compared to the fourth quarter of 2024 due to increased throughput and gold grades, as well as improved recoveries, partially offset by slightly lower silver grades during the quarter. Finally, La Encantada's silver production increased 32% compared to the fourth quarter of 2024, primarily due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor.

First Majestic Silver Corp. 2025 Annual Report	Page 21

Throughout 2025, silver prices have outperformed gold, lead, and zinc. However, silver's outperformance relative to the Company's by-product metals results in a lower silver-equivalent AgEq conversion ratio for those by-products. As a result, reported AgEq production and unit cost metrics, including cash costs and AISC per AgEq ounce, may appear less favourable, as fewer AgEq ounces are attributed to by-product production under the lower conversion ratio, despite improved underlying economic performance.
Total ore processed during the year amounted to 4,003,457 tonnes, representing a 49% increase compared to 2.7 million tonnes in 2024. The higher tonnage processed was primarily due to the addition of Los Gatos, along with significantly higher tonnage at La Encantada and San Dimas up 23% and 20%, respectively, and a 9% increase at Santa Elena, compared to 2024. With the addition of a newly engaged contractor at Los Gatos, management expects to have sustained ore throughput of 4,000 tpd, based on operating days, by the second half of 2026. The higher throughput at San Dimas was driven by increased milling rates and above-nameplate mill performance during the year achieved through improved mining rates as a result of continued improvements in drilling and blasting efficiencies, development waste to ore conversion and ore stockpiling earlier in the year.

Total ore processed during the quarter amounted to 1,058,276 tonnes, representing a 42% increase compared to 745,124 tonnes in the fourth quarter of 2024. The higher tonnage processed was primarily due to the addition of Los Gatos, along with significantly higher tonnage at La Encantada and San Dimas up 20% and 11%, respectively, and a 4% increase at Santa Elena, compared to the fourth quarter of 2024. The higher throughput at La Encantada was driven by fewer operational interruptions and improved haulage contractor availability (sustained by the deployment of a new development contractor) compared to the fourth quarter of 2024. Operational improvements at San Dimas supported above-nameplate mill performance during the quarter. Additionally, the Company continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates and has engaged a contractor to increase development rates and is targeting a sustained increase in ore throughput to 4,000 tpd, based on operating days, in the second half of 2026.

First Majestic Silver Corp. 2025 Annual Report	Page 22

Cash Costs and All-In Sustaining Cost per AgEq Ounce

Cash cost per AgEq ounce for the year was $15.07, a 2% increase compared to $14.80 per ounce in the prior year. While underlying operating performance improved, the higher cash cost per AgEq ounce was primarily influenced by the strong outperformance of silver prices relative to gold, lead and zinc throughout 2025 which resulted in a lower AgEq conversion ratio for by-product metals. This lower AgEq ratio reduced the number of reported AgEq ounces attributed to by-product production, making cash costs per AgEq ounce appear higher and less favourable despite strong performance and economic fundamentals. However, as a primary silver producer, this price environment is favourable and strengthens the Company's overall economics. Additionally, higher metal prices and increasing production contributed to higher royalties and increased worker participation costs, causing an increase in cash costs. Finally, the modest year-over-year increase in cash cost was impacted by lower AgEq production at Santa Elena, primarily due to reduced silver and gold grades from the deeper levels of the Ermitaño mine, in line with the mine plan.

AISC per AgEq ounce in the year was $21.17, representing a slight increase compared to $21.11 in the prior year. The increase in AISC per AgEq ounce was mainly due to the impact on cash costs as described above. This was offset by a decrease in corporate G&A expenses per AgEq ounce compared to 2024, reflecting restructuring efforts implemented to optimize the workforce and reduce labour costs.

Cash costs per attributable payable AgEq ounce for the quarter were $16.66, representing a 21% increase when compared with $13.82 per ounce in the fourth quarter of 2024. Despite the improvement in production, AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs per AgEq ounce. This increase in cash costs was primarily attributed to an increase in mining and milling costs due to higher mining and throughput rates. Additionally, higher metal prices and increasing production contributed to higher royalties and increased worker participation costs, causing an increase in cash costs. Cash costs during the quarter were also impacted by the strengthening of the Mexican peso against the US dollar, which averaged 9% stronger relative to the US dollar, compared to the fourth quarter of 2024.
AISC per AgEq ounce in the fourth quarter was $23.48, an increase of 15% compared to $20.34 per ounce in the fourth quarter of 2024. This increase was primarily attributable to the increase in cash cost, as previously mentioned. The increase in AISC was partially offset by a decrease in corporate G&A expenses per AgEq ounce compared to the fourth quarter of 2024, reflecting restructuring efforts implemented to optimize the workforce and reduce labour costs.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Additionally, management continues to integrate Los Gatos into the Company’s business by identifying and realizing synergies. Current initiatives include:

•Negotiating workforce improvement processes with the National Union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas, Los Gatos and Santa Elena;
•Increasing mine development rates at Los Gatos and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing the use of reagent and grinding media consumption;
•Implementing liquified natural gas ("LNG") - based supplemental power at San Dimas to lower energy costs, improve power and plant reliability, and reduce our carbon footprint;
•At San Dimas, changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•A mining contractor was mobilized at Los Gatos in Q4 2025 to accelerate lower ramp and South-East Deeps development rates to gain access to additional ore and support an increase in sustainable throughput to 4,000 tpd in H2 2026;
•Mobilizing a development contractor at La Encantada in Q3 to accelerate ore and waste development allowing access to higher grade ore in Ojuelas and other areas of the mine;
•Temporarily suspending mining at the Santa Elena District underground mine and refocusing on mine extraction from Ermitaño and the development of the Luna resource located east of the Ermitaño ore body with an anticipated decrease in mining cost per tonne;

First Majestic Silver Corp. 2025 Annual Report	Page 23

•Optimizing mine sequencing with the goal of improving ore extraction at San Dimas, Los Gatos, Santa Elena and La Encantada;
•Completing the rebuild of three leaching tanks at the San Dimas plant;
•Internalizing haulage at La Encantada to support increased mill throughput rates and lower unit haulage costs;
•Improving La Encantada metallurgical recoveries through the addition of lead nitrate to processing;
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine; and
•Identifying and realizing synergies at Los Gatos, including but not limited to: evaluating global supply chain contracts, minimizing reliance on external consultants, utilizing internal maintenance expertise, capturing corporate G&A savings, enhancing operating efficiencies, reducing overbreak and ore dilution, and optimizing capital expenditures to further reduce costs and improve operational performance.

Development and Exploration
During the year, the Company completed 40,514 m of underground development and 264,363 m of exploration drilling, representing a 26% increase and 45% increase respectively, compared to 32,047 m of underground development and 182,932 m of exploration drilling, respectively, in the previous year.

During the quarter, the Company completed 8,379 m of underground development and 57,305 m of exploration drilling, representing a 4% decrease and 17% increase respectively, compared to 8,716 m of underground development and 49,183 m of exploration drilling, respectively, in the fourth quarter of 2024. During the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, six rigs at Santa Elena, 13 rigs at San Dimas, one rig at La Encantada and two rigs at Jerritt Canyon.

First Majestic Silver Corp. 2025 Annual Report	Page 24

Los Gatos Silver Mine, Chihuahua, Mexico

The Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometres (“km”) south of Chihuahua City. The mine operates with a processing capacity of 4,000 tpd, utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. The Los Gatos Silver Mine is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Los Gatos Silver Mine through its 70% interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 ha.

Los Gatos (disclosed 70% ownership interest)	2025-Q4	2025-Q3	2025-Q2	2025-Q1	2025-YTD

Total ore processed/tonnes milled	226,900	213,262	233,480	193,825	867,467
Average silver grade (g/t)	235	236	230	262	240
Average gold grade (g/t)	0.25	0.22	0.20	0.24	0.23
Average zinc grade (%)	4%	4%	4%	4%	4%
Average lead grade (%)	2%	2%	2%	2%	2%
Average copper grade (%)	0.08%	0.09%	0.07%	0.10%	0.08%
Silver recovery (%)	87%	87%	88%	89%	88%
Gold recovery (%)	50%	48%	47%	53%	49%
Lead Recovery (%)	86%	86%	88%	89%	87%
Zinc Recovery (%)	73%	72%	74%	72%	73%
Copper Recovery (%)	61%	59%	62%	63%	61%

Attributable Production
Silver ounces produced	1,491,235	1,408,467	1,524,949	1,444,719	5,869,370
Gold ounces produced	894	727	706	794	3,121
Zinc pounds produced	14,238,927	13,894,548	16,063,947	12,492,869	56,690,291
Lead pounds produced	8,108,949	7,653,733	9,014,545	7,487,065	32,264,292
Copper pounds produced	235,886	241,475	205,288	237,860	920,509
Silver equivalent ounces produced	2,091,621	2,125,666	2,436,722	2,252,258	8,906,267

Cost
Cash cost per AgEq Ounce(1)	$16.12	$12.51	$12.44	$10.82	$12.91
All-In sustaining costs per AgEq Ounce(1)	$18.81	$15.36	$13.70	$13.07	$15.15
Total production cost per tonne(1)	$103.74	$96.29	$91.65	$84.46	$94.34

Underground development (m)	1,950	1,359	1,924	1,687	6,920
Exploration drilling (m)	10,954	13,043	11,317	14,880	50,194
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Annual Report	Page 25

2025
On January 16, 2025, the Company completed its acquisition of Gatos, and as a result, Gatos became a wholly-owned subsidiary of the Company. Gatos holds a 70% interest in the LGJV, which owns and operates the producing Los Gatos Silver Mine in Chihuahua, Mexico. The Company issued an aggregate of 177,433,006 Common Shares to acquire all of the issued and outstanding common shares of Gatos (in addition to a nominal amount of cash in lieu of fractional Common Shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding Common Shares post-closing on a fully diluted basis. In addition, the Merger Agreement provided for the issuance by the Company of stock options to purchase an aggregate of 8,242,244 Common Shares in exchange for all existing Gatos stock options at exercise prices adjusted by the exchange ratio. All existing restricted share units ("RSUs") and deferred share units ("DSUs") of Gatos were settled on January 28, 2025 for an aggregate of 2,207,762 Common Shares.

In 2025, Los Gatos produced 8,906,267 attributable AgEq ounces, consisting of 5,869,370 ounces of silver, 56,690,291 pounds of zinc, 32,264,292 pounds of lead, 920,509 pounds of copper and 3,121 ounces of gold.
Production at Los Gatos represented 29% of the Company's total production in AgEq ounces in 2025.

The mill processed a total of 867,467 tonnes of ore, with head grades of 240 g/t silver, 4% zinc, 2% lead and 0.23 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates. The Company has engaged a new mining contractor to increase development rates and is targeting a sustained increase in ore throughput at Los Gatos to 4,000 tpd, based on operating days, in the second half of 2026.

Silver, lead, zinc and gold recoveries during the year averaged 88%, 87%, 73%, and 49%, respectively.

Cash cost per AgEq ounce for the year was $12.91, and AISC per AgEq ounce for the year was $15.15, the lowest of the Company's four producing mines. AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs and AISC per AgEq ounce.

During the year, a total of 6,920 m of underground development, and 50,194 m of exploration drilling were completed at Los Gatos. Drilling continued at the South-East Deeps, Central Deeps and North-West Deeps zones, as well as at other greenfield targets. Total exploration costs for the year were $8.4 million.
2025 Q4
During the fourth quarter, Los Gatos produced 2,091,621 attributable AgEq ounces, consisting of 1,491,235 ounces of silver, 14,238,927 pounds of zinc, 8,108,949 pounds of lead, 235,886 pounds of copper and 894 ounces of gold. Production at Los Gatos improved sequentially from the prior quarter primarily due to improved mobile equipment availability, leading to normalized mining rates.
Production at Los Gatos represented 27% of the Company's total production in AgEq ounces during the quarter.

The mill processed a total of 226,900 tonnes of ore, with head grades of 235 g/t silver, 4% zinc, 2% lead and 0.25 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates. The Company has engaged a new mining contractor to increase development rates, and is targeting a sustained increase in ore throughput at Los Gatos to 4,000 tpd, based on operating days, in the second half of 2026.

Silver, lead, zinc and gold recoveries during the quarter averaged 87%, 86%, 73%, and 50%, respectively.

Cash cost per AgEq ounce for the quarter was $16.12. AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs per AgEq ounce. Cash costs during the quarter were also impacted by the strengthening of the Mexican peso which averaged 9%, stronger relative to the US dollar compared to same period of the prior year, increased energy and maintenance costs due to increased production, along with increases in third party smelting and refining charges, driven by a rising silver price. The Company continues to integrate Los Gatos with the business by identifying and realizing synergies to improve operating efficiencies and further reduce costs.

First Majestic Silver Corp. 2025 Annual Report	Page 26

AISC per AqEq ounce for the quarter was $18.81, affected by increased cash cost and by increased investment in sustaining development and property plant and equipment (“PP&E”).

During the quarter, five surface drill rigs completed 10,954 m of exploration drilling on the property, and a total of 1,950 m of underground development drilling were completed at Los Gatos. Drilling continued at the South-East Deeps, Central Deeps and North-West Deeps zones, as well as at other greenfield targets. Total exploration costs in the fourth quarter were $1.4 million.

First Majestic Silver Corp. 2025 Annual Report	Page 27

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 ha.

Santa Elena	2025-Q4	2024-Q4	Change Q4 vs Q4	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	283,721	271,783	4%	1,101,613	1,012,523	9%
Average silver grade (g/t)	62	67	(7%)	62	69	(10%)
Average gold grade (g/t)	2.91	3.26	(11%)	2.65	3.36	(21%)
Silver recovery (%)	64%	69%	(7%)	65%	68%	(4%)
Gold recovery (%)	95%	96%	(1%)	94%	95%	(1%)

Production
Silver ounces produced	358,185	406,009	(12%)	1,416,862	1,514,364	(6%)
Gold ounces produced	25,083	27,216	(8%)	88,107	103,540	(15%)
Silver equivalent ounces produced	2,279,397	2,719,702	(16%)	9,114,483	10,266,313	(11%)

Cost
Cash cost per AgEq Ounce(1)	$15.97	$10.99	45%	$14.36	$11.81	22%
All-In sustaining costs per AgEq Ounce(1)	$19.44	$13.54	44%	$17.96	$14.40	25%
Total production cost per tonne(1)	$102.65	$91.11	13%	$104.73	$105.99	(1%)

Underground development (m)	905	2,364	(62%)	7,584	9,206	(18%)
Exploration drilling (m)	10,846	18,014	(40%)	70,278	58,312	21%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2025 vs. 2024
In 2025, Santa Elena produced 9,114,483 AgEq ounces consisting of 1,416,862 ounces of silver and 88,107 ounces of gold. Silver production decreased by 6%, while gold production decreased by 15%, when compared to the prior year. Production was impacted primarily by lower silver and gold grade ore from the Ermitaño mine, as expected under the 2025 mine plan.
The mill processed 1,101,613 tonnes of ore, 9% higher than 2024. Silver and gold head grades averaged 62 g/t and 2.65 g/t respectively, representing a 10% and 21% decrease, respectively, compared to 69 g/t and 3.36 g/t in 2024. Lower gold ore grades from the Ermitaño mine were expected under the 2025 mine plan.
Silver and gold recoveries during the year averaged 65% and 94%, respectively, compared to 68% and 95% in 2024. The slightly lower recoveries were anticipated and are a direct correlation to lower feed grades.
For 2025, cash cost per AgEq ounce was $14.36, representing a 22% increase compared to $11.81 per AgEq ounce in 2024, primarily driven by an 11% decrease in AgEq ounces produced compared to 2024. AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs per AgEq ounce.
Cash cost was also impacted by higher maintenance costs at the mill related to the filter press, higher royalty costs driven by higher realized metal prices, along with the accompanying increases in energy costs as a result of higher maintenance during the year. The cost increases were partially offset by a weaker Mexican peso, which averaged 5% lower against the US dollar compared to the prior year.

First Majestic Silver Corp. 2025 Annual Report	Page 28

AISC per AgEq ounce was $17.96, representing a 25% increase compared to $14.40 per AgEq ounce in 2024. This was primarily attributable to the increase in cash costs, along with higher worker participation costs due to higher metal prices and higher PP&E costs compared to 2024.
The Santa Elena mine is subject to a gold streaming agreement with Royal Gold Ltd. (“Royal Gold”), which requires the Company to sell to Royal Gold 20% of its gold production from certain mining concessions, over the life-of-mine from its leach pad and underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the year ended December 31, 2025, the Company delivered nil ounces (December 31, 2024 - 47 ounces) of gold to Royal Gold.
Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter returns ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. For the year ended December 31, 2025, the Company incurred $14.0 million (December 31, 2024 $11.3 million) in NSR royalty payments in connection with production from Ermitaño.

During the year, a total of 7,584 m of underground development and 70,278 m of exploration drilling were completed, representing an 18% decrease and 21% increase, respectively, compared to 9,206 m of underground development and 58,312 m of exploration drilling in the prior year. Total exploration costs for the year were $13.4 million, representing a 20% increase compared to $11.1 million in the prior year driven by increased drilling metres.
During the year, all mining activity at the Santa Elena underground mine had been temporarily stopped due to expanded ore availability in the Ermitaño and Luna ore bodies, which will reduce mining costs for 2026.
2025 Q4 vs 2024 Q4
Santa Elena produced 2,279,397 AgEq ounces during the quarter, representing a 16% decrease compared to the fourth quarter of 2024, consisting of 358,185 ounces of silver and 25,083 ounces of gold. Silver production decreased by 12%, while gold production decreased by 8%, when compared to the fourth quarter of 2024, primarily due to lower grade silver and gold ore from the lower levels of the Ermitaño mine, as expected under the 2025 mining plan.
The mill processed a quarterly record of 283,721 tonnes of ore in the fourth quarter, representing a 4% increase compared to the fourth quarter of 2024. Silver and gold head grades averaged 62 g/t and 2.91 g/t, respectively, representing a 7% decrease and a 11% decrease respectively. Lower gold ore grades from the Ermitaño mine were expected under the 2025 mine plan.

Silver and gold recoveries during the quarter averaged 64% and 95%, respectively, compared to 69% and 96% in the same period last year. The slightly lower recoveries were anticipated and are a direct correlation to lower feed grades.

Cash costs per AgEq ounce in the fourth quarter were $15.97, representing a 45% increase compared to $10.99 per AgEq ounce in the fourth quarter of 2024, primarily driven by a 16% decrease in AgEq ounces produced compared to the fourth quarter of 2024 as expected under the 2025 mining plan. AgEq ounces were impacted by a rising silver price which outperformed other by-product metals and compressed the AgEq conversion ratio, resulting in fewer reported AgEq ounces and correspondingly increased cash costs per AgEq ounce. Cash costs during the quarter were also impacted by the strengthening of the Mexican peso against the US dollar, which averaged 9% stronger relative to the US dollar, compared to the fourth quarter of 2024. Finally, higher maintenance, haulage costs related to additional backfill requirements and royalty costs driven by higher realized silver prices contributed to the movement in cash costs.

AISC per AgEq ounce for the quarter was $19.44, representing a 44% increase compared to $13.54 per AgEq ounce in the fourth quarter of 2024. This was primarily attributable to the increase in cash costs and higher sustaining PPE costs, partially offset by lower sustaining development compared to the fourth quarter of 2024.
During the quarter, a total of 905 m of underground development drilling was completed at Santa Elena, representing a 62% decrease when compared with the 2,364 m in the fourth quarter of 2024. During the quarter, six drill rigs, consisting of three surface rigs and three underground rigs, completed 10,846 m of drilling on the property. Drilling focused on testing extensions of the newly discovered Santo Niño and Navidad resources, and further work to support the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna. Total exploration costs in the fourth quarter were $2.6 million, representing a 15% decrease compared to $3.1 million in the fourth quarter of 2024. The Company is working to continue to grow and define the mineral deposits at the Navidad and Santo Niño targets to expand the Mineral Resource and Mineral Reserve base for the Santa Elena operation.

First Majestic Silver Corp. 2025 Annual Report	Page 29

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of the city of Durango, Durango State, Mexico and consists of 71,868 ha of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,700 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2025-Q4	2024-Q4	Change Q4 vs Q4	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	243,807	219,388	11%	928,352	776,812	20%
Average silver grade (g/t)	189	195	(3%)	203	202	0%
Average gold grade (g/t)	2.05	1.88	9%	2.00	2.13	(6%)
Silver recovery (%)	89%	87%	2%	89%	90%	(1%)
Gold recovery (%)	94%	93%	1%	93%	95%	(2%)

Production
Silver ounces produced	1,315,711	1,191,893	10%	5,385,150	4,543,931	19%
Gold ounces produced	15,066	12,264	23%	55,724	50,432	10%
Silver equivalent ounces produced	2,449,162	2,235,407	10%	10,240,773	8,825,259	16%

Cost
Cash cost per AgEq Ounce(1)	$16.25	$15.14	7%	$14.97	$16.01	(6%)
All-In sustaining costs per AgEq Ounce(1)	$21.62	$20.63	5%	$19.62	$21.06	(7%)
Total production cost per tonne(1)	$153.97	$149.49	3%	$159.29	$176.33	(10%)

Underground development (m)	3,629	5,473	(34%)	20,885	19,493	7%
Exploration drilling (m)	27,753	26,954	3%	118,323	113,738	4%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2025 vs. 2024
In 2025, San Dimas produced 10,240,773 AgEq ounces consisting of 5,385,150 ounces of silver and 55,724 ounces of gold. Silver production increased by 19%, while gold production increased by 10%, when compared to the prior year. The mill processed a total of 928,352 tonnes of ore, an increase of 20% compared to the prior year. Despite annual performance being impacted by lower mined gold grades and multiple weather-related power interruptions in the second quarter, ongoing advancements supported the site’s strong production results and reflected the sustained progress in workforce engagement and process optimization.
During the year, silver and gold grades averaged 203 g/t and 2.00 g/t, respectively, compared to 202 g/t and 2.13 g/t in the prior year. Silver and gold recoveries during the year averaged 89% and 93%, respectively, compared to 90% and 95% in the prior year.

During the year, cash cost per AgEq ounce was $14.97, representing a 6% improvement compared to $16.01 per AgEq ounce in the prior year. This was primarily attributable to a 16% increase in payable ounces produced compared to the prior year, driven by increased throughput and silver grades. Cash costs improvements were partially offset by higher contractor costs due to the use of mining contractors to support increased mine development and higher ore production, higher energy and diesel generator rental costs relating to higher tonnes milled and weather-related events that impacted the start of previous quarter, along with higher maintenance costs.

First Majestic Silver Corp. 2025 Annual Report	Page 30

AISC per AgEq ounce in 2024 was $19.62, representing a 7% improvement compared to $21.06 per AgEq ounce in 2024. This was primarily attributable to decreases in cash costs per AgEq ounce, a decrease in sustaining development costs as the Company focuses on growth and expansion and partially offset by higher profit-sharing costs due to higher production and metal prices.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPMI”), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2025 was 70:1. During the year ended December 31, 2025, the Company delivered 31,539 ounces (December 31, 2024 - 28,746 ounces) of gold to WPMI at $641 per ounce (December 31, 2024 - $635 per ounce).

During the year, a total of 20,885 m of underground development and 118,323 m of exploration drilling were completed, representing a 7% and 4% increase, respectively, compared to 19,493 m and 113,738 m in the prior year. Total exploration costs were $13.5 million, representing a 7% increase compared to $12.6 million in the prior year driven by increased drilling metres.

2025 Q4 vs 2024 Q4
San Dimas produced 2,449,162 AgEq ounces during the quarter, representing a 10% increase compared to the fourth quarter of 2024, consisting of 1,315,711 ounces of silver and 15,066 ounces of gold. Silver production increased by 10%, while gold production increased by 23%, when compared to the fourth quarter of 2024, when compared to the same period last year. The strong quarterly performance was a result of increased throughput and gold grades, as well as improved recoveries, partially offset by slightly lower silver grades. The strong operational performance at San Dimas continued to benefit from enhanced labour practices and improved efficiencies during the quarter. These ongoing advancements supported the site’s strong production results and reflect the sustained progress in workforce engagement and process optimization.

The mill processed a total of 243,807 tonnes of ore, representing a significant increase of 11% compared to the fourth quarter of 2024. Silver and gold grades averaged 189 g/t and 2.05 g/t, respectively, representing a 3% decrease and 9% increase, respectively compared to 195 g/t and 1.88 g/t in the same period last year. Higher throughput was driven by increased milling rates and above-nameplate mill performance during the quarter achieved through improved mining rates as a result of continued improvements in drilling and blasting efficiencies, development waste to ore conversion and ore stockpiling earlier in the year.

Silver and gold recoveries during the quarter averaged 89% and 94%, respectively, compared to 87% and 93%, respectively, in the fourth quarter of 2024.

In the fourth quarter, cash cost per AgEq ounce was $16.25, representing a 7% increase compared to $15.14 per AgEq ounce in the fourth quarter of 2024. This was primarily attributable to the strengthening of the Mexican peso which averaged 9%, stronger relative to the US dollar compared to the fourth quarter of 2024, along with higher maintenance and energy costs due to increased production, and higher reagent costs due to changes in mineralogy. This was partially offset by an increase in production compared to the fourth quarter of 2024, driven by increased throughput and gold grades.

AISC per AgEq ounce for the quarter was $21.62, representing a 5% increase compared to $20.63 per AgEq ounce in the fourth quarter of 2024. This was primarily attributable to the increase in cash costs and worker participation costs due to higher production and stronger metal prices, offset by lower sustaining development costs.

A total of 3,629 m of underground development was completed in the fourth quarter, representing a 34% decrease compared to 5,473 m in the fourth quarter of 2024. During the quarter, a total of 13 drill rigs consisting of two surface rigs and 11 underground rigs completed 27,753 m of exploration drilling on the property, a 3% increase compared to 26,954 m in the fourth quarter of 2024. Drilling focused on the Coronado, Elia, and Regina veins. Total exploration costs were $3.5 million, representing a 16% increase compared to $3.1 million in the fourth quarter of 2024.

First Majestic Silver Corp. 2025 Annual Report	Page 31

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 km northeast of Torreon. La Encantada has 4,076 ha of mineral concessions and surface land ownership of 1,343 ha. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the operation’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 km away. The Company owns 100% of the La Encantada mine.

La Encantada	2025-Q4	2024-Q4	Change Q4 vs Q4	2025-YTD	2024-YTD	Change '25 vs '24

Ore processed/tonnes milled	303,848	253,953	20%	1,106,025	897,406	23%
Average silver grade (g/t)	140	126	11%	114	122	(7%)
Silver recovery (%)	73%	73%	0%	68%	67%	1%

Production
Silver ounces produced	1,000,203	755,963	32%	2,764,123	2,342,502	18%
Gold ounces produced	32	26	23%	137	164	(16%)
Silver equivalent ounces produced	1,002,725	758,181	32%	2,776,460	2,356,393	18%

Cost
Cash cost per AgEq Ounce(1)	$19.72	$20.01	(1%)	$23.61	$23.17	2%
All-In sustaining costs per AgEq Ounce(1)	$25.95	$25.34	2%	$29.26	$28.31	3%
Total production cost per tonne(1)	$62.11	$56.88	9%	$57.26	$60.18	(5%)

Underground development (m)	1,896	877	116%	5,125	3,347	53%
Exploration drilling (m)	1,863	3,044	(39%)	7,158	5,513	30%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 63 to 73 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2025 vs. 2024
During the year, La Encantada produced 2,764,123 ounces of silver and 137 ounces of gold for a total of 2,776,460 AgEq ounces, representing an 18% increase compared to 2,356,393 AgEq ounces in 2024.
The mill processed a total of 1,106,025 tonnes of ore, an increase of 23% compared to the prior year. The increase during the year was due to improved water supply for processing in 2025, along with improved ore flow, mine development and mining rates resulting from management initiatives and the engagement of a new mine development contractor. Mining contractors were used to accelerate mine development and stabilize ground conditions during the year.
Silver recoveries for the year were 68%, consistent with recoveries of 67% in 2024. Silver grades during the year averaged 114 g/t, representing a 7% decrease compared to 122 g/t in 2024.
During the year, cash cost per AgEq ounce was $23.61, representing a 2% increase compared to $23.17 per AgEq ounce in 2024. This was primarily due to an increase in maintenance costs for mobile equipment to ensure the equipment can keep up with the growing operational demand for increased production, along with higher energy and maintenance costs driven by weather-related power outages experienced at the end of June. These impacts were partially offset by an 18% increase in AgEq ounces produced and a weaker Mexican peso, which averaged 5% lower against the US dollar compared to the prior year. During the year, the Company started to mine in three new zones: San Javier, Milagros, and Bonanza. These areas have shown significant improvements in grades and recoveries, which are expected to improve production and reduce costs per ounce in future periods.

First Majestic Silver Corp. 2025 Annual Report	Page 32

AISC per AgEq ounce for the year was $29.26, representing a 3% increase compared to $28.31 per AgEq ounce in the prior year. The increase in AISC per AgEq ounce was primarily driven by the increase in cash costs, along with increased lease payments, sustaining development costs and higher worker participation costs resulting from higher metal prices.

Metalla Royalty and Streaming Limited (“Metalla”) holds a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2025, the Company incurred $0.3 million (December 31, 2024 - $0.4 million) in NSR royalty payments from production at La Encantada.

A total of 5,125 m of underground development and 7,158 m of exploration drilling were completed in the year, representing a 53% and 30% increase, respectively, compared to 3,347 m of underground development and 5,513 m of exploration drilling in the prior year. Total exploration costs in 2025 were $2.4 million, representing a 27% increase compared to $1.9 million in the prior year driven by the substantial increase in drilling metres.

2025 Q4 vs 2024 Q4
During the quarter, La Encantada produced 1,000,203 ounces of silver, representing a 32% increase compared to the fourth quarter of 2024, driven primarily by a 20% increase in ore processed, and improved grades. Production improved significantly due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor.

The mill processed a total of 303,848 tonnes of ore, representing a 20% increase compared to 253,953 tonnes of ore in the fourth quarter of 2024, with an average silver grade of 140 g/t, an 11% increase compared to an average silver grade of 126 g/t in the fourth quarter of 2024.

Silver recovery for the quarter was 73%, consistent with 73% in the fourth quarter of 2024.

Cash cost per AgEq ounce for the quarter was $19.72, representing a 1% improvement compared to $20.01 per AgEq ounce in the fourth quarter of 2024, primarily due to a 32% increase in AgEq ounces produced compared to the fourth quarter of 2024. This was partially offset by the strengthening of the Mexican peso against the US dollar, which averaged 9% stronger relative to the US dollar, compared to the fourth quarter of 2024, along with higher maintenance, mining contractor, and mine support costs. During the quarter, the Company continued the internalization of the haulage process, which is expected to support higher ore throughput and lower haulage and mining costs. Despite the ore throughput improvements during the quarter, the benefits of this program have not yet been fully realized due to a temporary shortage of haulage trucks.

AISC per AgEq ounce for the quarter was $25.95, representing a 2% increase compared to $25.34 per AgEq ounce in the fourth quarter of 2024. This was primarily attributable to the decrease in cash costs, along with decreases in sustaining PPE costs and lease payments, compared to the fourth quarter of 2024, partially offset by higher worker participation costs due to higher metal prices.

A total of 1,896 m of underground development was completed in the fourth quarter at La Encantada, representing a 116% increase when compared with 877 m in the fourth quarter of 2024. During the quarter, one surface drill rig completed 1,863 m of drilling on the property. The Company is currently testing a new exploration target, La Esquina. Total exploration costs in the fourth quarter were $0.6 million, representing an 18% decrease when compared to $0.8 million in the fourth quarter of 2024.

First Majestic Silver Corp. 2025 Annual Report	Page 33

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. The state-of-the-art facility produces an array of high-quality silver bullion products and provides manufacturing capacity for third-party demand. All products are crafted from silver sourced directly from First Majestic’s mining operations in Mexico providing better margins and controlling the supply chain, while capitalizing on the strong investment demand for physical silver. First Mint allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. The Company owns 100% of First Mint.

First Mint(1)	2025-Q4	2024-Q4	Change Q4 vs Q4	2025-YTD	2024-YTD	Change '25 vs '24

Ounces sold	325,143	294,278	10%	1,067,097	521,979	104%

Financial Results
Revenue ($ millions)	$22.7	$9.1	149%	$49.4	$16.0	NM
Average realized price per ounce - Bullion(2)	$69.74	$30.76	127%	$46.32	$30.66	51%
NM - Not meaningful.

(1) This table is inclusive of sales from both the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized silver price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

2025 vs. 2024
Commissioning and silver bullion sales by First Mint commenced in March 2024. First Mint achieved ISO 9001 certification in April 2025. This quality certification allows silver products sold by First Mint to be eligible for Individual Retirement Accounts (“IRAs”), permitting investors to hold silver products purchased from First Mint in their IRAs. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

During the year, First Mint sold 1,067,097 ounces of silver, representing a significant increase compared to 521,979 ounces in the prior year. The ounces sold through First Mint accounted for 7% of the Company’s total silver production and 11% of the total silver doré production during the year.
Total revenues for the year were an annual record of $49.4 million, representing a significant increase compared to revenues of $16.0 million in the prior year. The average realized price for the year was $46.32 per ounce, representing a significant increase of 51% compared to the average realized price of $30.66 per ounce in the prior year.

2025 Q4 vs 2024 Q4
During the fourth quarter, First Mint sold 325,143 ounces of silver, representing a 10% increase compared to 294,278 ounces in the fourth quarter of 2024. The ounces sold through First Mint accounted for 8% of the Company’s total silver production and 12% of the total silver doré production during the fourth quarter of 2025.

Total revenues for First Mint during the fourth quarter of 2025 were a quarterly record of $22.7 million, representing a significant increase compared to revenues of $9.1 million in the fourth quarter of 2024. The average realized price for the quarter was $69.74 per ounce, representing a 127% increase compared to the average realized price of $30.76 per ounce in the fourth quarter of 2024.

First Majestic Silver Corp. 2025 Annual Report	Page 34

Jerritt Canyon Gold Mine, Nevada, United States
2025 vs. 2024
The Jerritt Canyon Gold Mine is an underground and open pit mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended. In-circuit recovery efforts performed in the fourth quarter of 2025 resulted in production of 342 gold ounces or 22,781 AgEq ounces at Jerritt Canyon.

During the year, the Company incurred $14.5 million in holding costs at Jerritt Canyon, representing a 16% decrease compared to $17.3 million in 2024. The mine holding costs at Jerritt Canyon primarily relate to care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant and infrastructure well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the operation in the future.

Jerritt Canyon's exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package. During the year, the Company completed 18,410 m of surface drilling on the property, representing a significant increase compared to 5,370 m in 2024. Drilling was focused on greenfield exploration and Mineral Resource addition. The Company plans to release the 2025 drill program results in the first quarter of 2026. Total exploration costs were $6.5 million during the year, representing a 3% decrease compared to $6.7 million in 2024.

2025 Q4 vs. 2024 Q4
During the fourth quarter, the Company incurred $3.5 million in holding costs at Jerritt Canyon, representing a 17% decrease compared to $4.2 million in the fourth quarter of 2024. During the quarter, up to two surface drill rigs completed 5,889 m of drilling on the property, contributing to the Company's total of 18,410 m of exploration drilling at Jerritt Canyon in 2025, surpassing its guidance of 18,000 m. Total exploration costs amounted to $2.3 million in the fourth quarter of 2025, representing a 28% increase compared to $1.8 million in the fourth quarter of 2024.

First Majestic Silver Corp. 2025 Annual Report	Page 35

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 ha of mining concessions and 219 ha of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns Del Toro to Sierra Madre for total consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in Sierra Madre Shares at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre’s option, Sierra Madre Shares. Closing of the transaction is conditional upon Sierra Madre completing a concurrent private placement financing of at least CAD$40 million in gross proceeds and other customary conditions, including approval of the TSXV, Mexican Antitrust approval and approval by the disinterested shareholders of Sierra Madre. The financing closing condition has been satisfied, as Sierra Madre announced the closing of a $57.5 million private placement financing of subscription receipts on January 30, 2026.

The announcement of the definitive agreement along with the implied price within the contract represents an indicator of impairment reversal. Therefore, the carrying amount of Del Toro was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on expected proceeds from the proposed sale and contingent consideration with a high likelihood of collectability. This includes the upfront consideration of $20 million in cash, $10 million in common shares of Sierra Madre and $10 million receivable within 18 months of closing in cash or, at Sierra Madre’s option, Sierra Madre Shares. During the year ended December 31, 2025, the Company has recorded a reversal of impairment loss related to the Del Toro assets of $20.34 million based on the recoverable amount implied by the definitive agreement.

Out of the impairment reversal of $20.34 million related to Del Toro, $10.6 million was allocated to depletable mining interest, $6.3 million was allocated to non-depletable mining interest with the remaining $3.4 million allocated to PPE, resulting in an total impairment reversal of $20.34 million. The recoverable amount of Del Toro, being its FVLCD was $39.97 million, based on the expected proceeds from the sale.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 ha to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 km from Durango, or 250 km by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities, and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

First Majestic Silver Corp. 2025 Annual Report	Page 36

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the “Springpole Stream Agreement”) among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, and to make such final payment a cash only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. The Company made this final payment to First Mining prior to March 31, 2025.

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 32.1 million common share purchase warrants of First Mining (the “First Mining Warrants”) that entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Under the Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model, with fair value adjustments going through profit and loss.

On December 16, 2025, the Company exercised all of its First Mining Warrants at the exercise price of CAD$0.20 for a total cash payment of $4.7 million, and as a result, the Company received 32 million common shares of First Mining.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In November 2025, First Mining announced results of its updated 2025 Pre-Feasibility Study ("PFS"), which supports a 30,000 tpd open pit mining operation over a 9.4-year mine life. First Mining announced resources of 28.0 million ounces of silver in the Indicated Mineral Resource category and 6.5 million ounces of silver in the Inferred Mineral Resource category, plus 4.8 million ounces of gold in the Indicated Mineral Resource category and and 0.8 million ounces of gold in the Inferred Mineral Resource category.

A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress. The Springpole Project also includes large land holdings of 41,913 ha which are fully encompassed under the Springpole Stream Agreement.

Keith Neumeyer, our Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement.

First Majestic Silver Corp. 2025 Annual Report	Page 37

OVERVIEW OF FINANCIAL PERFORMANCE

For the years ended December 31, 2025, 2024, and 2023 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2025	2024	2023	'25 vs '24

Revenues	$1,257,157	$560,604	$573,801	124%	(1)
Mine operating costs
Cost of sales	543,672	344,703	410,057	58%	(2)
Cost of sales - standby costs	—	—	13,438	100%	(2)
Depletion, depreciation and amortization	263,440	124,001	124,664	112%	(3)
	807,112	468,704	548,159	72%

Mine operating earnings	450,045	91,900	25,642	NM

General and administrative	50,365	39,597	38,709	27%	(4)
Share-based payments	18,539	13,490	13,177	37%	(5)
Mine holding costs	20,114	23,666	22,088	(15%)	(6)
Write down on asset held-for-sale	—	—	7,229	0%
Acquisition costs	5,584	—	—	100%	(7)
Restructuring costs	3,959	—	6,883	100%	(8)
Reversal of impairment	(20,336)	—	125,200	100%	(9)
Loss on sale of mining interest	—	—	3,024	100%
Foreign exchange (gain) loss	(25,247)	18,902	(11,884)	NM
Operating gain (loss)	397,067	(3,755)	(178,784)	NM
Investment and other income	24,188	5,361	9,149	NM	(10)
Finance costs	(26,229)	(28,060)	(26,280)	(7%)
Earnings (loss) before income taxes	395,026	(26,454)	(195,915)	NM
Current income tax expense	273,119	31,997	14,005	NM
Deferred income tax (recovery) expense	(89,068)	43,434	(74,808)	NM
Income tax expense (recovery)	184,051	75,431	(60,803)	144%	(11)
Net earnings (loss) for the period	$210,975	($101,885)	($135,112)	NM	(12)

Net earnings (loss) attributable to:
Owners of the Company	$164,923	($101,885)	($135,112)	NM
Non-controlling interests	$46,052	$—	$—	100%

Earnings (loss) per common share
Basic	$0.34	($0.34)	($0.48)	(200%)	(12)
Diluted	$0.34	($0.34)	($0.48)	(200%)	(12)

NM - Not meaningful
1.Revenues in the year ended December 31, 2025 were $1,257.2 million, representing a 124% increase compared to $560.6 million in the prior year, primarily attributed to:
•a 47% increase in the average realized silver price, which was $41.52 per AgEq ounce during the year, compared to $28.26 per AgEq ounce in the prior year. This resulted in a $399.7 million increase in revenue compared to the prior year; and
•a 50% increase in payable AgEq ounces sold compared to the prior year. This resulted in a $301.8 million increase in revenue compared to the prior year. This was driven by the addition of 8.9 million attributable AgEq ounces

First Majestic Silver Corp. 2025 Annual Report	Page 38

from the Los Gatos mine, a 16% production increase at San Dimas largely due to a 20% increase in tonnes milled compared to the prior year, a notable 18% production increase at La Encantada, largely due to a 23% increase in tonnes milled compared to the prior year, and a significant increase in silver ounces sold at First Mint compared to the prior year.
Partially offset by:
•a $5.0 million increase in smelting and refining charges primarily due to the addition of Los Gatos.
2.Cost of sales in the year were $543.7 million, representing a 58% increase compared to $344.7 million in the prior year primarily attributed to:
•the addition of the Los Gatos Silver Mine on January 16, 2025 which contributed $143.4 million to cost of sales during the year;
•a $23.7 million increase in labour, energy costs and maintenance costs across all sites and contactor costs at La Encantada. A mining contractor was engaged during the year at La Encantada to accelerate mine development and support production resulting in an increase compared to the prior year;
•a $15.4 million increase in 2025 workers participation costs driven by the increase in metal prices and production during the year;
•a $12.9 million increase in consumables, environmental duties and royalty costs for all sites excluding Los Gatos; and
•a $5.9 million increase in abnormal costs during the year primarily due to increased waste costs from ore being below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, there were increased maintenance and energy costs at Santa Elena, along with increased diesel generator rental costs and energy charges driven by weather related events at San Dimas.
Partially offset by:
•a weakening of the Mexican peso, which averaged 5% lower against the US dollar compared to the prior year; and
•a $1.5 million decrease in change in inventory expense compared to the same period of 2024.
3.Depletion, depreciation and amortization in the year was $263.4 million, representing a 112% increase compared to $124.0 million in the prior year, primarily as a result of:
•the addition of the Los Gatos mine which contributed $142.9 million; and
•a $5.1 million increase in depletion and depreciation primarily due to higher produced tonnes at San Dimas.
Partially offset by:
•a decrease of $4.3 million in depreciation and amortization from Santa Elena, and a decrease of $4.0 million from Jerritt Canyon.
4.General and administrative expense in the year was $50.4 million, representing a 27% increase compared to $39.6 million in the prior year. The increase in G&A costs was primarily due to higher worker participation costs driven by improved production and higher metal prices, higher labour costs due to an expanded workforce, higher legal and professional fees, and higher integration-related expenses following the acquisition of Los Gatos. Synergies and cost reductions are expected to reduce G&A costs in 2026 now that the integration of Los Gatos is complete.
5.Share-based payments in the year were $18.5 million, representing a 37% increase compared to $13.5 million in the prior year, primarily attributed to an increase in the fair value of outstanding stock options, RSUs, performance share units (“PSUs) and DSUs compared to the prior year, as a result of the rise in the Company’s share price.

6.Mine holding costs in the year were $20.1 million, representing a 15% decrease compared to $23.7 million in the same period of the previous year, primarily attributed to:

•a $2.8 million decrease from Jerritt Canyon due to the optimization of mine holding costs during the year;
•a $0.8 million decrease from the Santa Elena mine. During the year, all underground mining activity at the Santa Elena mine had been temporarily suspended due to expanded ore availability in the Ermitaño and Luna ore bodies; and

First Majestic Silver Corp. 2025 Annual Report	Page 39

•a $0.6 million decrease from Del Toro properties. On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns Del Toro.
Partially offset by:
•a $0.7 million increase from the San Martin property.
7.Acquisition costs of $5.6 million were in relation to due diligence costs and closing fees incurred in connection with the acquisition of Los Gatos.
8.Restructuring costs in the year were $4.0 million related to higher severance costs incurred as the Company optimized its workforce across all sites.
9.Reversal of impairment increased by $20.3 million compared to the prior year, attributed to the announcement of the proposed sale of Del Toro. The reversal of impairment loss is based on the recoverable amount, being its FVLCD, implied by the definitive agreement, compared to the book value of $19.6 million.
10.Investment and other income for the year totaled $24.2 million, representing a significant increase compared to $5.4 million in the prior year. This was primarily driven by an $19.1 million gain from investment in marketable securities compared to $nil in the prior year, $14.7 million in interest income compared to $5.2 million in the prior year, and partially offset by a $9.6 million loss from investments in silver futures contracts compared to a $0.1 million loss in the prior year as a result of rising metal prices. Investment and other income does not include $126.8 million gains on marketable securities that are flowing through other comprehensive income.
11.During the year ended December 31, 2025, the Company recorded an income tax expense of $184.1 million, compared to $75.4 million in the prior year. The increase in income tax expense was primarily due to the tax provision relating to the 2012 reassessment for PEM (Refer to Note 24 of the financial statements), along with the increase in earnings, partially offset by non-cash foreign exchange impact on available Mexican tax pools to account for the strengthening of the Mexico peso relative to the US dollar resulting in an increased deferred tax recovery.
12.As a result of the foregoing, net earnings for the year ended December 31, 2025 were $211.0 million, a significant improvement compared to a net loss of $101.9 million in the prior year. Additionally, net earnings attributable to owners of the Company were $164.9 million (EPS of $0.34) during the year, compared to a net loss of $101.9 million (EPS of ($0.34)) in the prior year.

First Majestic Silver Corp. 2025 Annual Report	Page 40

For the quarters ended December 31, 2025 and 2024 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2025	2024	Variance %

Revenues	$463,923	$172,337	169%	(1)
Mine operating costs
Cost of sales	153,694	89,424	72%	(2)
Depletion, depreciation and amortization	72,421	34,676	109%	(3)
	226,115	124,100	82%

Mine operating earnings	237,808	48,237	NM

General and administrative expenses	14,492	11,411	27%	(4)
Share-based payments	4,851	2,595	87%	(5)
Mine holding costs	5,422	5,493	(1%)
Restructuring costs	403	—	100%
Reversal of impairment	(20,336)	—	100%	(6)
Foreign exchange (gain) loss	(10,254)	3,078	NM
Operating earnings	243,230	25,660	NM
Investment and other income	22,767	1,275	NM	(7)
Finance costs	(4,357)	(6,783)	(36%)	(8)
Earnings before income taxes	261,640	20,152	NM
Current income tax expense	208,964	15,290	NM
Deferred income tax (recovery) expense	(52,518)	18,340	NM
Income tax expense	156,446	33,630	NM	(9)
Net earnings (loss) for the period	$105,194	($13,478)	NM	(10)

Net earnings (loss) attributable to:
Owners of the Company	$83,132	($13,478)	NM
Non-controlling interests	$22,062	$—	100%

Earnings (loss) per common share attributable to owners of the Company:
Basic	$0.17	($0.04)	NM	(10)
Diluted	$0.17	($0.04)	NM	(10)

NM - Not meaningful

1.Revenues in the quarter were $463.9 million, representing a 169% increase compared to $172.3 million in the same quarter of the prior year primarily attributed to:
•a 91% increase in the average realized silver price, which was $58.96 per AgEq ounce during the quarter, compared to $30.80 per AgEq ounce in the fourth quarter of 2024. This resulted in a $221.9 million increase in revenue compared the fourth quarter of 2024; and
•a 39% increase in payable AgEq ounces sold compared to the same quarter of the prior year. This resulted in a $72.5 million increase in revenues compared to the same quarter of the prior year. This increase was driven by the addition of 2.1 million attributable AgEq ounces from Los Gatos, a substantial 32% increase in ounces sold at La Encantada, largely due to 20% increase in tonnes milled and an 11% increase in silver grades, along with a 10% production increase at San Dimas, largely attributable to an 11% increase in tonnes milled and a 9% increase in gold grades, compared to the same quarter of the prior year.
2.Cost of sales in the quarter were $153.7 million, representing a 72% increase compared to $89.4 million in the same quarter of the prior year primarily attributed to:

First Majestic Silver Corp. 2025 Annual Report	Page 41

•the addition of the Los Gatos Silver Mine on January 16, 2025 which contributed $42.2 million to cost of sales during the fourth quarter;
•a $13.6 million increase in labour, energy, and maintenance costs across all sites along with contractor costs at La Encantada. A mining contractor was engaged at La Encantada during the year to accelerate mine development and support production resulting in an increase compared to the same quarter of the prior year;
•a $4.0 million increase in worker participation costs driven by the increase in metal prices and production during the quarter;
•a $3.8 million increase in consumables, environmental duties and royalty costs for all sites excluding Los Gatos;
•a $2.6 million increase in change in inventory expense compared to the same quarter of the prior year; and
•the strengthening of Mexican peso, which averaged 9% stronger relative to the US dollar compared to the same quarter of the prior year.
3.Depletion, depreciation and amortization in the quarter was $72.4 million compared to $34.7 million in the same quarter of the prior year, primarily as a result of:
•the addition of Los Gatos which contributed $38.4 million; and
•a $1.6 million increase in depletion and depreciation primarily due to higher produced tonnes at San Dimas and La Encantada.
Partially offset by:
•a decrease of $2.0 million in depreciation and amortization from Santa Elena.
4.General and administrative expense in the quarter was $14.5 million, representing a 27% increase compared to $11.4 million in the same quarter of the prior year. The increase in general and administrative costs was primarily due to higher worker participation costs driven by improved production and higher metal prices, higher labour costs due to an expanded workforce, higher legal and professional fees, and higher integration-related expenses following the acquisition of Los Gatos. Synergies and cost reductions are expected to reduce G&A costs in 2026 now that the integration of Los Gatos is complete.
5.Share-based payments during the quarter were $4.9 million, representing an 87% increase compared to $2.6 million in the same quarter of the prior year, primarily attributed to an increase in the fair value of outstanding stock options, RSUs, PSUs and DSUs compared to the same quarter of the prior year.
6.Reversal of impairment increased by $20.3 million compared to the same quarter of the prior year, attributed to the announcement of the proposed sale of Del Toro. The reversal of impairment loss is based on the recoverable amount implied by the definitive agreement.
7.Investment and other income in the quarter was $22.8 million, representing a significant increase compared to a $1.3 million gain during the same quarter of the prior year. This was primarily driven by a $15.0 million gain from investment in marketable securities, compared to a $0.2 million loss compared to the same quarter in the prior year, $4.1 million in interest income compared to $0.5 million in the same quarter of the prior year, a $3.3 million gain from investment in silver futures contracts compared to $1.1 million in the same quarter of the prior year. Investment and other income does not include the $41.9 million gain on marketable securities that are flowing through other comprehensive income.
8.Finance costs during the quarter were $4.4 million, representing a 36% decrease from $6.8 million in the same quarter of the prior year. This decrease was primarily due to a $3.4 million gain on the settlement of the 2021 senior convertible notes, partially offset by a $0.7 million increase in finance costs primarily driven by the issuance of the 2025 convertible notes during the quarter.
9.During the quarter, the Company recorded an income tax expense of $156.4 million, compared to $33.6 million in same quarter of the prior year. The increase in income tax expense was primarily due to the tax provision relating to the 2012 reassessment for PEM (Refer to Note 24 of the financial statements), along with the increase in earnings, partially offset by non-cash foreign exchange impact on available Mexican tax pools to account for the strengthening of the Mexico peso relative to the US dollar resulting in an increased deferred tax recovery.
10.As a result of the foregoing, net earnings for the quarter were $105.2 million, compared to a net loss of $13.5 million in the same quarter of the prior year. Additionally, net earnings attributable to owners of the Company were $83.1 million (EPS of $0.17) during the quarter, compared to a net loss of $13.5 million (EPS of ($0.04)) in the same quarter of the prior year.

First Majestic Silver Corp. 2025 Annual Report	Page 42

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2025				2024
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$463,923	$285,063	$264,229	$243,942	$172,337	$146,087	$136,166	$106,014
Cost of sales	$153,694	$131,122	$141,139	$117,717	$89,424	$85,694	$89,096	$80,489
Depletion, depreciation and amortization	$72,421	$54,860	$73,739	$62,420	$34,676	$31,871	$31,608	$25,846
Mine operating earnings (loss)	$237,808	$99,081	$49,351	$63,805	$48,237	$28,522	$15,462	($321)
Net earnings (loss) after tax	$105,194	$42,962	$56,579	$6,240	($13,478)	($26,593)	($48,251)	($13,563)
Earnings (loss) per share – basic & diluted	$0.17	$0.06	$0.11	$0.01	($0.04)	($0.09)	($0.17)	($0.05)

During the fourth quarter of 2025, mine operating earnings were $237.8 million, representing a significant increase compared to mine operating earnings of $48.2 million in the fourth quarter of 2024. The increase was driven primarily by the addition of the Los Gatos mine, which contributed $106.8 million in mine operating earnings in the fourth quarter. Strong performance at San Dimas, Santa Elena and La Encantada contributed additional mine operating earnings of $37.1 million, $25.2 million, and $11.4 million, respectively, compared to the fourth quarter of 2024. Mine operating earnings during the quarter also benefited from a higher average realized silver price per AgEq ounce compared to the fourth quarter of 2024. Mine operating earnings were partially offset by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. The Company's operating earnings are inclusive of $49.0 million in non-cash depletion expense.

Net earnings for the quarter were $105.2 million, representing a significant improvement compared to a net loss of $13.5 million in the same quarter of the prior year. The increase in net earnings was primarily attributed to the higher mine operating earnings, a non-cash deferred income tax recovery of $52.5 million (EPS of $0.11), compared to a non-cash deferred income tax expense of $18.3 million (EPS (($0.06)) in the fourth quarter of 2024, and a one-time $20.3 million reversal of impairment (EPS of $0.04) related to the proposed sale of Del Toro. This was partially offset by a non-cash current income tax expense of $209.0 million (EPS of ($0.43)), compared to $15.3 million (EPS of ($0.05)) in 2024, a non-cash depletion and depreciation expense of $72.4 million (EPS of ($0.15)), compared to $34.7 million (EPS of ($0.11)) in the fourth quarter of 2024, primarily driven by higher production and the addition of Los Gatos. Net earnings did not include $41.9 million in gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2025, the Company had cash and cash equivalents of $793.4 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $8.2 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents exclude $144.3 million of restricted cash as at December 31, 2025.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the year ended December 31, 2025, no shares were issued under this program.

Working capital as at December 31, 2025 was $733.6 million, representing a significant increase compared to $224.5 million as at December 31, 2024. Total available liquidity as at December 31, 2025 was $873.2 million, including $733.6 million of working capital and $139.6 million of undrawn revolving credit facility, and excluding $144.3 million held in restricted cash.

First Majestic Silver Corp. 2025 Annual Report	Page 43

The following table summarizes the Company’s cash flow activity during the year:

	Year Ended December 31,
	2025	2024
Cash flow
Cash generated by operating activities	$526,010	$151,970
Cash used in investing activities	(28,176)	(114,160)
Cash generated by in financing activities	88,613	42,410
Increase in cash and cash equivalents	$586,447	$80,220
Effect of exchange rate on cash and cash equivalents held in foreign currencies	4,808	(3,621)
Cash and cash equivalents, beginning of the year	202,180	125,581
Cash and cash equivalents, end of year	$793,435	$202,180

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2025 are summarized as follows:
•Cash generated by operating activities of $526.0 million, primarily due to:
•$667.2 million in cash flows from operating activities before movements in working capital and taxes. Operating cash flows during the quarter were impacted by increases in labour, energy, and maintenance costs across all sites, along with increased contractor costs at La Encantada and Los Gatos, increased worker participation costs driven by increased metal prices and production, and increased consumables, environmental duties, and royalty costs.
Net of:
•$78.6 million in income tax paid during the year primarily related to the true-up of tax payments made for prior year and the current year performance; and
•$62.6 million net decrease in non-cash working capital items during the year, including a $55.1 million increase in trade and other receivables, $38.2 million increase in restricted cash and a $10.4 million decrease in income taxes payable, partially offset by a $39.0 million increase in trade and other payables, along with a $2.7 million decrease in prepaid expenses.

 •Cash used in investing activities of $28.2 million, primarily related to:
•$148.6 million spent on mine development and exploration activities;
•$62.1 million spent on the purchase of PPE;
•$9.0 million spent on the purchase of marketable securities;
•$5.0 million spent in connection with the final payment for the Springpole Silver Stream; and
•$0.8 million spent on deposit for acquisition of non-current assets.
Net of:
•$159.6 million cash acquired from the acquisition of Los Gatos, net of acquisition costs; and
•$37.0 million in proceeds from disposal of marketable securities.

•Cash provided by financing activities of $88.6 million, primarily related to the following:
•$340.5 million in proceeds from the issuance of 2025 senior convertible debentures, net of transaction costs; and
•$48.8 million proceeds from the exercise of stock options.

First Majestic Silver Corp. 2025 Annual Report	Page 44

Net of:
•$214.7 million in payments related to the redemption of a portion of the 2021 convertible debentures;
•$41.2 million paid to non-controlling interest in Los Gatos comprised of $23.2 million in dividends and $18.0 million as capital distributions. These distributions are made quarterly to the Los Gatos partners based on their attributable ownership;
•$18.1 million repayment of lease obligations;
•$9.8 million for the payment of dividends during the period;
•$8.7 million spent on share repurchases; and
•$8.0 million payment of financing costs.

During the year ended December 31, 2025, the Company received $78.3 million (1,406.3 million MXN) related to VAT filings. In connection with the tax issues relating to PEM, the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen two PEM bank accounts which, together, contain approximately $124.1 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was not valid, and is challenging Mexico’s actions with respect to the APA (Refer to Note 29 of financial statements) through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2025, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at December 31, 2025, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$207,911	$207,911	$—	$—	$—
Debt facilities	411,052	1,980	58,179	875	350,018
Lease liabilities	18,247	10,937	5,496	1,814	—
Commitments	920	920	—	—	—
	$638,130	$221,748	$63,675	$2,689	$350,018

As at December 31, 2025, the Company had working capital of $733.6 million (December 2024 - $224.5 million) and total available liquidity of $873.2 million (December 2024 - $364.2 million), including $139.6 million (December 2024 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2025 Annual Report	Page 45

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables. At December 31, 2025, the net VAT receivable balance was $46.9 million (December 31, 2024 - $44.6 million).

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at December 31, 2025, the Company’s total consolidated indebtedness was $292.2 million, $0.3 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

First Majestic Silver Corp. 2025 Annual Report	Page 46

	December 31, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$45,545	$—	$—	$564	$18,321	($6,384)	$9	$58,055	$5,806
Mexican Peso	36,091	124,090	46,931	—	—	(107,505)	—	99,607	9,961
	$81,636	$124,090	$46,931	$564	$18,321	($113,889)	$9	$157,662	$15,767

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$2,882	$1,872	$160	$48	$3	$4,965
Trade receivable from concentrate sales subject to provisional pricing	$13,927	$57	$3,145	$19	$15	$17,163
	$16,809	$1,929	$3,305	$67	$18	$22,128

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company’s finance leases bear interest at fixed rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and various tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in currency exchange rates, import and export regulations, lawlessness and insecurity caused from organized criminal activities, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

First Majestic Silver Corp. 2025 Annual Report	Page 47

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until the parts of the Company's Mineral Reserves that have been converted to Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may result in a material reduction to the Company’s estimates of Mineral Reserves and Mineral Resources, or may affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition.

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters, which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes, by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

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Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles; (ii) the process to obtain new mining concessions (through a public tender); (iii) imposing conditions on water use and availability for the mining concessions; (iv) the elimination of “free land and first applicant” scheme; (v) new social and environmental requirements in order to obtain and keep mining concessions; (vi) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer; (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws; (viii) the automatic dismissal of any application for new concessions; and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. Initial judicial elections were held in 2025 and a second stage of the Judiciary Reform is expected to take place in 2027. This second stage is anticipated to include (i) the extension of the election system to the remaining state-level judicial branches that did not participate in the 2025 elections; (ii) the gradual replacement through elections of federal judges and magistrates whose terms will expire between 2025 and 2027; (iii) the enactment of comprehensive amendments to various secondary laws, including the Organic Law of the Federal Judiciary, the Amparo Law, and other related statutes, to fully align them with the new judicial structure; and (iv) the first formal performance evaluation process for the judges and magistrates elected in 2025 to determine their continuity in office. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing tariffs against certain goods from Canada and Mexico. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

On November 30, 2018, Canada, Mexico and the United States entered into a new trade agreement (the “United States-Mexico-Canada Agreement” or “CUSMA”). Among other things, CUSMA requires its member countries to respect

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international labour standards including rights to free association and collective bargaining and to uphold their labour laws. CUSMA came into effect on July 1, 2020, and is subject to review and renewal in July 2026. Under CUSMA's review mechanism, any member country may elect to withdraw from or decline to renew CUSMA, and the agreement may be subject to renegotiation or amendments. There can be no assurance that CUSMA will remain in force, be renewed on existing terms, or that any newly negotiated terms will not adversely affect the Company’s business or operations. Although management has determined that there have been no material effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving Canada, the United States and Mexico and thus these may have an adverse and material impact in the future on the Company’s operations and financial performance.

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos Silver Mine, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises.  Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company’s business could be materially adversely affected by the effects of such public health crises.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to restrictions related to public health crises in the future. Any spread of public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by public health crises which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are also becoming more stringent. In addition, certain types of

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operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company (doing business as Jerritt Canyon Gold, LLC) had violated various air permit conditions and regulations applicable to operations at Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV are related to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the 2022 NOAV. Jerritt Canyon Gold LLC and NDEP agreed to waive the 20-day hearing requirement for the 2022 NOAV and the parties requested that the NSEC withhold scheduling a hearing for the 2022 NOAV at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations; however, the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities which may not be covered by our insurance policies and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the government of Mexico may from time to time establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although the Company has not received notice from any governmental entity of the creation of any such areas over land which is part of or nearby to any of the Company’s mineral properties, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business for which the Company may not be entitled to compensation.

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Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2025, the Company reassessed its reclamation obligation at each of its operating and non-operating mines based on updated life of mine ("LOM") estimates, rehabilitation, and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations on its mineral portfolio as of December 31, 2025, is $187.1 million, which has been discounted using a risk-free rate of 9.2% for the mines in Mexico and 4.1% for the Jerritt Canyon Gold Mine. The estimated decommissioning and reclamation obligations breakdown primarily consists of a $119.3 million for the reclamation obligation of the Jerritt Canyon Gold Mine, including $17.6 million related to the environmental trust that was funded on October 31, 2022; $15.6 million for the San Dimas Silver/Gold Mine; $13.9 million for the Santa Elena Silver/Gold Mine; $13.7 million for the La Encantada Silver Mine; $11.2 million for the Los Gatos Silver Mine; $8.6 million for the San Martin Silver Mine; and $4.4 million for the Del Toro Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in our accounts as they occur.

The costs of performing the decommissioning and reclamation can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company and which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities.

Title of Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties; however, no assurance can be given that applicable governments will not

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revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain mineral properties, there is no guarantee that title to such properties will not be challenged or impugned by third parties. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico; however, there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces of silver produced from the San Dimas mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new precious metal purchase agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain assurances that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes payable by PEM, a mutually binding APA was entered into with the SAT. The APA confirmed the PEM Realized Price would be used as PEM’s basis for calculating taxes owed by it on the silver sold to STB under the Old Stream Agreement for taxation years 2010 to 2014.

In August 2015, the SAT initiated a legal proceeding in Mexico seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 ($37.9 million), 2011 ($112.3 million) and 2012 ($211.9 million) tax years for an aggregate amount of $362.2 million (6,507 million MXN) inclusive of interest, inflation and penalties. In 2021, the SAT issued a reassessment against PEM for the 2013 tax year in the amount of $191.6 million (3,442 million MXN) inclusive of interest, inflation and penalties. In 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years for an aggregate amount of $488.2 million (8,771 million MXN) inclusive of interest, inflation, and penalties. Most recently, in 2025, the SAT issued a reassessment against PEM for the 2017 tax year in the amount of $72.6 million (1,305 million MXN) inclusive of interest, inflation and penalties. The aforementioned reassessments for the tax years 2010 to 2017 (inclusive) are collectively referred to in this MD&A as the “Reassessments”. For the 2018 and 2019 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax reassessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the

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deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties.Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties with respect to the Reassessments and the SAT’s actions in seeking to retroactively nullify the APA. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

With respect to the reassessment that had been issued by the SAT against PEM for the 2012 tax year (the “2012 Reassessment”), PEM has been challenging such reassessment in the Mexican courts. After the Collegiate Court issued its decision upholding the 2012 Reassessment in December 2024, PEM appealed the decision to the Mexican Supreme Court, and the appeal was admitted by the Supreme Court in February 2025. Following the admission of PEM’s appeal, in March 2025, the Ministry of Finance and Public Credit (the “Ministry of Finance”) in Mexico challenged such admission by filing its own appeal. On October 30, 2025, the Supreme Court granted the Ministry of Finance’s appeal, and therefore, the Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision. As a result, the Collegiate Court’s decision with respect to the 2012 Reassessment is a final decision under the Mexican court system and there are no further challenges available domestically to PEM in respect of the 2012 Reassessment. However, the Company is assessing what further actions it may wish to take internationally, and notes that the Company’s ongoing NAFTA proceedings against Mexico cover the 2010 to 2020 tax years, the disregard of the APA during such years and the Reassessments which have been issued as a result, which includes the 2012 Reassessment.

Domestic Remedies in Mexico
In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the “Federal Tax Court”) seeking to nullify the APA granted to PEM, which the Company subsequently appealed. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court’s decision. On September 18, 2024,the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which the Company believes did not take into account the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and it expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2026.

International Remedies
i. NAFTA APA Claim
In respect of the APA, the Company submitted a Request for Arbitration (the “Arbitration Request”) dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account

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of PEM which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided.

Following the rejection of Mexico’s Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico’s continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account. The Tribunal also confirmed that the freezing by the SAT of PEM’s bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. As of the date of this MD&A, Mexico has yet to comply with the Tribunal’s latest order on this matter.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (defined further below) into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of the date of its order, being July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim reconvened after having been suspended for over a year. On October 21, 2025, the Company filed its Ancillary Claims Memorial in order to add the claims covered by the NAFTA VAT Claim as ancillary claims to the NAFTA APA Claim. In addition, on December 10, 2025, the Company filed an amendment to its Arbitration Request to increase its damages claim against Mexico with respect to the NAFTA APA Claim to $1.09 billion.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $319.2 million (5,735 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, other than with respect to the 2012 Reassessment, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

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ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023.

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim. On January 22, 2026, Mexico informed ICSID that it no longer objected to the discontinuance of the arbitration proceedings in respect of the NAFTA Vat Claim, and the Company received confirmation from ICSID that the NAFTA VAT Claim proceedings had been discontinued effective as of January 27, 2026.

While the Company remains confident in its position with regards to its NAFTA APA Claim, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $41.6 million (747 million MXN) and $30.3 million (544 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.1 million (343 million MXN) and $240.4 million (4,318 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.4 million (61 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.3 million (130 million MXN). The major items relate to a forward silver purchase agreement, and the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to ongoing discussions, the Company and SAT came to a resolution whereby the Company paid the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in 2025 whereby amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $24.8 million (445 million MXN), including interest, inflation and penalties. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.4 million (96 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”) (an indirect wholly-owned subsidiary of the Company which was the owner of the Company’s La Parrilla property which was disposed of in 2023), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $30.1 million (542 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax

First Majestic Silver Corp. 2025 Annual Report	Page 56

assessment for fiscal 2017 for corporate income tax in the total amount of $2.6 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $28.4 million (511 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $82.0 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the Company's acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received the sum of $14.1 million (representing monies previously held in trust by the Defendant’s lawyer) on June 27, 2013, in partial payment of the April 2013 judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million), not including interest. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at December 31, 2025, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2025, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

First Majestic Silver Corp. 2025 Annual Report	Page 57

Share Repurchase Program

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “2024 Share Repurchase Program”) which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the year ended December 31, 2025, the Company repurchased a total of 768,500 common shares at an average price of CAD$7.90 per share under its 2024 Share Repurchase Program, resulting in total payments of $4.3 million, net of transaction costs (December 31, 2024 – $nil). The 2024 Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025 (the “2025 Share Repurchase Program”). Under the 2025 Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company’s issued and outstanding common shares as at December 31, 2025), and the program expires on October 13, 2026. During the year ended December 31, 2025, the Company repurchased a total of 400,000 common shares at an average price of CAD$15.58 per share under its 2025 Share Repurchase Program, resulting in total payments of $4.4 million.

Related Party Disclosures

In July 2020, the Company entered into the Springpole Stream Agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement.

With the exception of the agreement with First Mining, the only significant transaction with related parties during the year ended December 31, 2025 was on December 16, 2025 when the Company exercised all of its First Mining Warrants for a total cash payment of $4.7 million.

Outstanding Share Data

As at February 18, 2026, the Company has 493,137,289 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at February 18, 2026:

Stock options	5,870,355
Restricted share units (share-settled)	1,496,107
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,153,641
Total	8,550,264

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible debentures due January 15, 2027 (the “2021 Notes”). The 2021 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2021 Notes is 60.3865 common shares per $1,000 principal amount of the 2021 Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company). In 2025, the Company repurchased 174,708 of the 2021 Notes for total costs of $214.7 million, and the remaining 55,292 2021 Notes were were unconverted as of December 31, 2025.

On December 8, 2025, the Company issued an aggregate of $350 million principal amount of 0.125% unsecured convertible debentures due January 15, 2031 (the “2025 Notes”). The 2025 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2025 Notes is 44.7227 common shares per $1,000 principal amount of the 2025 Notes, equivalent to an initial conversion price of approximately $22.36 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

First Majestic Silver Corp. 2025 Annual Report	Page 58

Dividends

On December 7, 2020, the Company announced that it had adopted a dividend policy under which the Company intends to pay quarterly dividends of 1% of the Company’s net revenues commencing after the completion of the first quarter of 2021. Payment of the dividends under the dividend policy is subject to the discretion of the Board of Directors. The Company may also declare special dividends from time to time, in cash or in kind, at the discretion of the Board of Directors. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company’s then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. All of the Common Shares are entitled to an equal share of any dividends declared and paid. There are currently no restrictions that could prevent the Company from paying dividends.

Over the past three years, the Company has declared the following dividends:

Year Ended December 31,	Declaration Date	Amount per Common Share
2025	November 5	$0.0052
	August 14	$0.0048
	May 7	$0.0045
	February 20	$0.0057
2024	November 6	$0.0048
	July 31	$0.0046
	May 7	$0.0037
	February 21	$0.0048
2023	November 2	$0.0046
	August 3	$0.0051
	May 4	$0.0057
	February 23	$0.0054

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to December 31, 2025:

On January 15, 2026, the Company announced that it is increasing its dividend per common share from 1% to 2% of net quarterly revenues earned from January 1, 2026 onwards divided by the number of common shares of the Company outstanding as at the record date for the dividend (with respect to net quarterly revenues generated from the Los Gatos Silver Mine, 70% of such revenue, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation). The first payment at this increased dividend level will be made in May of this year when the Company pays its dividend for Q1 2026 in respect of revenue earned from January 1, 2026 onwards.

On February 8, 2026, Daniel Muñiz Quintanilla resigned as a director of the Company.

On February 18, 2026, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0083 per share, payable on or after March 16, 2026, to common shareholders of record as at the close of business on February 27, 2026. This dividend was declared subsequent to the year end and has not been recognized as a distribution to owners during the period ended December 31, 2025.

First Majestic Silver Corp. 2025 Annual Report	Page 59

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
Fair Value Estimates in the Acquisition of Gatos Silver, Inc.
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) Exploration potential and any resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its audited consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the audited consolidated financial statements.
Consideration for the acquisition of Gatos Silver, Inc.
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and options transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

First Majestic Silver Corp. 2025 Annual Report	Page 60

Determination of Control or Significant Influence in Los Gatos Joint Venture (the “LGJV”)

As a result of the Gatos Silver acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

Revenue Recognition
Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

New Accounting Policies

Non-Controlling Interest
Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

Revenue Recognition
The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.
Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

First Majestic Silver Corp. 2025 Annual Report	Page 61

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in the financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2025:

At the date of authorization of the financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

First Majestic Silver Corp. 2025 Annual Report	Page 62

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The amendment is not expected to have a material impact on the Company's consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS Accounting Standards and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related

First Majestic Silver Corp. 2025 Annual Report	Page 63

GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2025 Annual Report	Page 64

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended December 31, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,441	$11,970	$15,252	$7,559	$—	$45,222
Milling cost	5,027	11,836	9,189	7,061	—	33,113
Indirect cost	8,070	5,317	13,098	4,257	—	30,742
Total production cost (A)	$23,539	$29,123	$37,539	$18,877	$—	$109,077
Add: transportation and other selling cost	3,133	373	337	113	—	3,194
Add: smelting and refining cost	2,164	116	377	207	—	2,864
Add: environmental duty and royalties cost	804	5,808	986	476	—	8,074
Add: change in inventory	(203)	933	456	22	843	2,555
Total cash cost (B)	$29,436	$36,353	$39,695	$19,695	$843	$125,764
Workers’ participation	868	1,356	6,682	1,180	—	10,086
General and administrative expenses	—	—	—	—	—	14,142
Share-based payments	—	—	—	—	—	4,851
Accretion of decommissioning liabilities	167	324	349	301	—	1,141
Sustaining capital expenditures	3,868	4,148	5,815	3,471	—	17,451
Operating lease payments	14	2,056	287	1,263	—	3,972
All-In Sustaining Costs (C)	$34,353	$44,237	$52,828	$25,910	$843	$177,407
Payable silver equivalent ounces produced (D)	1,826,668	2,275,976	2,443,035	998,648	21,026	7,565,354
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	226,900	283,721	243,807	303,848	—	1,058,276

Cash cost per AgEq ounce (B/D)	$16.12	$15.97	$16.25	$19.72	NM	$16.66
AISC per AgEq ounce (C/D)	$18.81	$19.44	$21.62	$25.95	NM	$23.48
Production cost per tonne (A/F)	$103.74	$102.65	$153.97	$62.11	N/A	$103.07
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2025 Annual Report	Page 65

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,005	$13,513	$4,779	$—	$28,297
Milling cost	9,622	7,457	6,042	—	23,121
Indirect cost	5,137	11,825	3,623	—	20,585
Total production cost (A)	$24,764	$32,795	$14,444	$—	$72,003
Add: transportation and other selling cost	292	265	145	—	867
Add: smelting and refining cost	126	274	171	—	1,003
Add: environmental duty and royalties cost	3,816	301	297	—	4,424
Add: Change in Inventory	845	116	55	—	545
Total cash cost (B)	$29,843	$33,751	$15,112	$—	$78,842
Workers’ participation	906	3,989	335	—	5,230
General and administrative expenses	—	—	—	—	11,039
Share-based payments	—	—	—	—	2,595
Accretion of decommissioning liabilities	307	344	284	—	935
Sustaining capital expenditures	3,779	7,116	2,331	—	13,248
Operating lease payments	1,945	792	1,073	—	4,137
All-In Sustaining Costs (C)	$36,780	$45,992	$19,135	$—	$116,026
Payable silver equivalent ounces produced (D)	2,715,622	2,229,818	755,090	—	5,700,530
Payable gold ounces produced (E)	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	271,783	219,388	253,953	—	745,124

Cash cost per AgEq ounce (B/D)	$10.99	$15.14	$20.01	$—	$13.82
AISC per AgEq ounce (C/D)	$13.54	$20.63	$25.34	$—	$20.34
Production cost per tonne (A/F)	$91.11	$149.49	$56.88	N/A	$96.63

First Majestic Silver Corp. 2025 Annual Report	Page 66

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	40,793	50,944	62,879	21,711	—	176,327
Milling cost	17,429	43,228	34,418	26,105	—	121,180
Indirect cost	23,620	21,196	50,586	15,520	—	110,923
Total production cost (A)	81,843	115,368	147,883	63,336	—	408,430
Add: transportation and other selling cost	12,433	1,241	1,185	373	39	15,500
Add: smelting and refining cost	3,997	432	1,258	590	10	6,287
Add: environmental duty and royalties cost	2,582	17,420	3,143	1,313	8	24,466
Add: change in inventory	(367)	(3,732)	(584)	(336)	842	(4,177)
Total cash cost (B)	$100,488	$130,729	$152,885	$65,276	$899	$450,506
Workers’ participation	2,349	9,380	24,962	1,733	—	38,424
General and administrative expenses	—	—	—	—	—	49,007
Share-based payments	—	—	—	—	—	18,539
Accretion of decommissioning liabilities	643	1,294	1,398	1,208	—	4,543
Sustaining capital expenditures	14,240	13,606	18,961	8,096	—	55,374
Operating lease payments	19	8,405	2,184	4,597	—	16,558
All-In Sustaining Costs (C)	$117,739	$163,414	$200,390	$80,910	$899	$632,951
Payable silver equivalent ounces produced (D)	7,741,087	9,100,809	10,215,168	2,765,033	21,026	29,843,123
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	867,467	1,101,613	928,352	1,106,025	—	4,003,457

Cash cost per AgEq ounce (B/D)	$12.91	$14.36	$14.97	$23.61	NM	$15.07
AISC per AgEq ounce (C/D)	$15.15	$17.96	$19.62	$29.26	NM	$21.17
Production cost per tonne (A/F)	$94.34	$104.73	$159.29	$57.26	N/A	$102.02
(1) All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine and includes production starting on January 16, 2025.

First Majestic Silver Corp. 2025 Annual Report	Page 67

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$47,094	$56,272	$17,583	$—	$120,949
Milling cost	38,978	30,610	21,777	20	91,386
Indirect cost	21,244	50,136	14,649	—	86,029
Total production cost (A)	$107,316	$137,018	$54,009	$20	$298,363
Add: transportation and other selling cost	1,092	1,089	308	90	2,788
Add: smelting and refining cost	466	1,257	495	809	3,027
Add: environmental duty and royalties cost	12,766	1,212	752	22	14,752
Add: change in inventory	(549)	374	(1,201)	2,403	1,027
Total cash cost (B)	$121,091	$140,950	$54,363	$3,344	$319,957
Workers’ participation	3,913	15,396	1,327	—	20,636
General and administrative expenses	—	—	—	—	38,106
Share-based payments	—	—	—	—	13,490
Accretion of decommissioning liabilities	1,228	1,374	1,137	—	3,739
Sustaining capital expenditures	13,342	25,932	5,397	—	44,854
Operating lease payments	8,075	1,809	4,215	—	15,533
All-In Sustaining Costs (C)	$147,649	$185,461	$66,439	$3,344	$456,315
Payable silver equivalent ounces produced (D)	10,250,914	8,803,195	2,346,606	201,410	21,602,125
Payable gold ounces produced (E)	N/A	N/A	N/A	2,321	N/A
Tonnes milled (F)	1,012,523	776,812	897,406	—	2,686,742

Cash cost per AgEq ounce (B/D)	$11.81	$16.01	$23.17	$16.60	$14.80
AISC per AgEq ounce (C/D)	$14.40	$21.07	$28.31	$16.60	$21.11
Production cost per tonne (A/F)	$105.99	$176.33	$60.18	$—	$111.03

First Majestic Silver Corp. 2025 Annual Report	Page 68

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Royal Gold (formerly Sandstorm Gold Ltd.) as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Revenues as reported	$463,923	$172,337	$1,257,157	$560,604
Add back: smelting and refining charges	3,793	1,003	8,000	3,027
Gross revenues	$467,716	173,340	1,265,157	563,631
Less: Royal Gold gold revenues	—	(12)	—	(23)
Less: Wheaton gold revenues	(5,587)	(4,452)	(20,209)	(18,247)
Gross revenues, excluding Royal Gold, Wheaton (A)	$462,129	$168,875	$1,244,948	$545,361

Payable silver equivalent ounces sold	8,439,173	6,079,727	32,678,110	21,745,706
Less: Payable silver equivalent ounces sold to Royal Gold	—	(2,331)	—	(4,168)
Less: Payable silver equivalent ounces sold to Wheaton	(601,019)	(593,817)	(2,696,924)	(2,440,570)
Payable silver equivalent ounces sold, excluding Royal Gold and Wheaton (B)	7,838,154	5,483,579	29,981,186	19,300,968

Average realized silver price per silver equivalent ounce (A/B)	$58.96	$30.80	$41.52	$28.26
Average market price per ounce of silver per COMEX	$55.20	$28.29	$40.08	$27.49

First Majestic Silver Corp. 2025 Annual Report	Page 69

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Royal Gold as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Gross revenue, excluding Royal Gold, Wheaton	$462,128	$168,875	$1,244,948	$545,361
Less: Silver revenues	(281,021)	(82,178)	(724,324)	(240,738)
Less: Lead Revenue	(13,431)	—	(41,023)	—
Less: Zinc Revenue	(28,859)	—	(87,690)	—
Less: Copper Revenue	(1,272)	—	(2,714)	—
Gross gold revenues, excluding Royal Gold, Wheaton (A)	$137,545	$86,697	$389,198	$304,624

Gold ounces sold	42,666	39,542	146,957	155,770
Less: Gold ounces sold to Wheaton	(8,686)	(6,990)	(31,539)	(28,746)
Less: Gold ounces sold to Royal Gold	—	(26)	—	(47)
Gold ounces sold, excluding Royal Gold and Wheaton (B)	33,980	32,526	115,418	126,977

Average realized gold price per ounce (A/B)	$4,048	$2,665	$3,372	$2,399
Average market price per ounce of gold	$4,152	$2,390	$3,440	$2,319

First Majestic Silver Corp. 2025 Annual Report	Page 70

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Operating cash flows	$267,892	$81,654	$526,010	$151,970
Less: Sustaining capital expenditures(1)	17,451	13,248	55,374	44,854
Free cash flow	$250,441	$68,406	$470,636	$107,116
(1) Sustaining capital expenditures are based on the attributable expenditures from Los Gatos relating to the Company's 70% ownership of the entity.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

First Majestic Silver Corp. 2025 Annual Report	Page 71

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net earnings (loss) attributable to owners of the company as reported	$83,132	($13,478)	$164,923	($101,885)
Adjustments for non-cash or unusual items:
Reversal of impairment	(20,336)	—	(20,336)	—
Current tax expense relating to PEM tax provision	147,161	—	147,161	—
Deferred income tax (recovery) expense	(52,518)	18,340	(89,068)	43,434
(Gain) loss from investment in marketable securities	(14,956)	184	(19,117)	(21)
Share-based payments	4,851	2,595	18,539	13,490
Acquisition costs	—	—	5,584	—
Abnormal costs (1)	—	—	7,731	1,759
Restructuring costs	403	—	3,959	—
Write-down of mineral inventory	—	—	—	1,465
Gain on debt settlement	(3,363)	—	(3,363)	—
Adjusted net earnings (loss)	$144,374	$7,641	$216,012	($41,758)
Weighted average number of shares on issue - basic	490,935,773	301,810,960	479,581,196	295,544,681
Adjusted EPS	$0.30	$0.03	$0.46	($0.14)
(1) Abnormal costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, abnormal costs included elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

First Majestic Silver Corp. 2025 Annual Report	Page 72

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net earnings (loss) as reported	$105,194	($13,478)	$210,975	($101,885)
Add back:
Finance costs	4,357	6,783	26,229	28,060
Depletion, depreciation and amortization	72,771	35,048	264,798	125,492
Income tax expense	156,446	33,630	184,051	75,431
EBITDA	338,768	61,983	686,053	127,098
Adjustments for non-cash or unusual items:
Impairment Reversal	(20,336)	—	(20,336)	—
(Gain) loss from investment in marketable securities	(14,956)	184	(19,117)	(21)
Share-based payments	4,851	2,595	18,539	13,490
Abnormal costs (1)	—	—	7,731	1,759
Restructuring costs	403	—	3,959	—
Write-down of mineral inventory	—	—	—	1,465
Acquisition costs	—	—	5,584	—
Gain on debt settlement	(3,363)	—	(3,363)	—
Adjusted EBITDA	$305,367	$64,762	$679,050	$143,791
(1) Abnormal costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, abnormal costs included elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	December 31, 2025	December 31, 2024
Current Assets	$1,192,701	$368,821
Less: Current Liabilities	(459,139)	(144,307)
Working Capital	$733,562	$224,514
Available Undrawn Revolving Credit Facility	139,640	139,640
Available Liquidity	$873,202	$364,154

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

First Majestic Silver Corp. 2025 Annual Report	Page 73

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2025. There have been no significant changes in our internal controls during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Gatos, which the Company acquired on January 16, 2025. On a combined basis, Gatos' total assets and net assets as of December 31, 2025 constitute approximately 45% and 49%, respectively, of the audited consolidated financial statement amounts as of December 31, 2025. On a combined basis, Gatos' total revenues and net profit for the year ended December 31, 2025 constitute approximately 39% and 72%, respectively, of the audited consolidated financial statement amounts as of December 31, 2025. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of disclosure controls and procedures ("DC&P") or internal control over financial reporting ("ICFR") to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Gatos, there have been no significant changes in our internal controls during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2025 Annual Report	Page 74

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; redemption and/or conversion of the Company’s securities; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; assumptions used in determining the fair value of mining interests; metal price assumptions and mining cost assumptions; statements related to production outlook and cost guidance, including, but not limited to, estimates of silver equivalent production and annual cash costs; statements relating to potential capital investments; exploration efforts on the Navidad and Santo Niño (as defined herein) systems at the Santa Elena property; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration and drilling programs and the results thereof; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of mining activities at Jerritt Canyon; future exploration activities at Jerritt Canyon and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results; estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, credit risk, liquidity risk, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; implementation of LNG supplemental power; retention of contractors; the continued integration of the Los Gatos mine with the business through identifying and realizing synergies; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; timing and payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the potential impact of amendments to or expiry of CUSMA; the impact of amendments to accounting policies; the adoption of new critical accounting judgements and estimates; effectiveness of internal controls and procedures; the validity of the APA between the SAT and PEM; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct, timing, or outcome of outstanding litigation, arbitration, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of potential public health crises on the Company's operations, the global economy and the market for the Company's products and securities; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and involve known and unknown risks, uncertainties and other factors that may cause actual events or results to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, access to skilled

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mining development and mill production personnel, labour relations, costs of labour, results of exploration and development activities, accuracy of resource estimates, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, the adverse effects of violence and criminal activity around the Company’s projects and properties, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, conflicts with joint venture partners, climate change events including, but not limited to, drought conditions, flooding or freezing, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions, the risk of appeal of judgment, the insufficiency of a defendant's assets to satisfy a judgment amount, and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice-President, Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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